SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
For the month of August 2011

FRESENIUS MEDICAL CARE AG & Co. KGaA
(Translation of registrant’s name into English)

Else-Kröner Strasse 1
61346 Bad Homburg
Germany
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑           Form 40-F ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes ☐                 No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 –          .

FRESENIUS MEDICAL CARE AG & Co. KGaA

Page

Interim Report of Financial Condition and Results of Operations for the three and six months ended June 30, 2011 and 2010

Financial Condition and Results of Operations	1
Balance Sheet Structure	18
Outlook	19
Financial Statements
Consolidated Statements of Income	21
Consolidated Statements of Comprehensive Income	22
Consolidated Balance Sheets	23
Consolidated Statements of Cash Flows	24
Consolidated Statement of Shareholders’ Equity	25
Notes to Consolidated Financial Statements	26
Quantitative and Qualitative Disclosures About Market Risk	53
Controls and Procedures	54
OTHER INFORMATION
Legal Proceedings	55
Exhibits	57
Signatures	58
EX-10.1
EX-10.2
EX-10.3
EX-10.4
EX-10.5
EX-31.1
EX-31.2
EX-32.1
EX-101 INSTANCE DOCUMENT
EX-101 SCHEMA DOCUMENT
EX-101 CALCULATION LINKBASE DOCUMENT
EX-101 LABELS LINKBASE DOCUMENT
EX-101 PRESENTATION LINKBASE DOCUMENT
EX-101 DEFINITION LINKBASE DOCUMENT

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FRESENIUS MEDICAL CARE AG & Co. KGaA
Interim Report of Financial Condition and Results of Operations
for the three and six months ended June 30, 2011 and 2010

Financial Condition and Results of Operations

You should read the following discussion and analysis of the results of operations of Fresenius Medical Care AG & Co. KGaA (“FMC-AG & Co. KGaA,” or the “Company”) and its subsidiaries in conjunction with our unaudited consolidated financial statements and related notes contained elsewhere in this report and our disclosures and discussions in our Annual Report on Form 20-F for the year ended December 31, 2010, as amended. In this Report, “FMC-AG & Co. KGaA,” or the “Company,” “we,” “us” or “our” refers to the Company or the Company and its subsidiaries on a consolidated basis, as the context requires.

Forward-looking Statements

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. When used in this report, the words “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions are generally intended to identify forward looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, forward-looking statements are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated, and future events and actual results, financial and otherwise, could differ materially from those set forth in or contemplated by the forward-looking statements contained elsewhere in this report. We have based these forward-looking statements on current estimates and assumptions made to the best of our knowledge. By their nature, such forward-looking statements involve risks, uncertainties, assumptions and other factors which could cause actual results, including our financial condition and profitability, to differ materially and be more negative than the results expressly or implicitly described in or suggested by these statements. Moreover, forward-looking estimates or predictions derived from third parties’ studies or information may prove to be inaccurate. Consequently, we cannot give any assurance regarding the future accuracy of the opinions set forth in this report or the actual occurrence of the developments described herein. In addition, even if our future results meet the expectations expressed here, those results may not be indicative of our performance in future periods.

These risks, uncertainties, assumptions, and other factors that could cause actual results to differ from our projected results include, among others, the following:

•	changes in governmental and commercial insurer reimbursement for our complete products and services portfolio, including the new expanded Medicare reimbursement system for dialysis services;

•	changes in utilization patterns for pharmaceuticals and in our costs of purchasing pharmaceuticals;

•	the outcome of ongoing government investigations;

•	the influence of private insurers and managed care organizations;

•	the impact of recently enacted and possible future health care reforms;

•	product liability risks;

•	the outcome of ongoing potentially material litigation;

•	risks relating to the integration of acquisitions and our dependence on additional acquisitions;

•	the impact of currency fluctuations;

•	introduction of generic or new pharmaceuticals that compete with our pharmaceutical products;

•	changes in raw material and energy costs; and

•	the financial stability and liquidity of our governmental and commercial payors.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and six months ended June 30, 2011 and 2010

Important factors that could contribute to such differences are noted in this section below and in Note 13 of the Notes to Consolidated Financial Statements (Unaudited), “Commitments and Contingencies” and in our Annual Report on Form 20-F for the year ended December 31, 2010 under “Risk Factors” and elsewhere in that report.

Our business is also subject to other risks and uncertainties that we describe from time to time in our public filings. Developments in any of these areas could cause our results to differ materially from the results that we or others have projected or may project.

Our reported financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that are the basis of our financial statements. The actual accounting policies, the judgments made in the selection and application of these policies, and the sensitivities of reported results to changes in accounting policies, assumptions and estimates, are factors to be considered along with our financial statements and the discussion below under “Results of Operations”. For a discussion of our critical accounting policies, see Item 5, “Operating and Financial Review and Prospects – Critical Accounting Policies” in our Annual Report on Form 20-F for the year ended December 31, 2010.

Overview

We are engaged primarily in providing dialysis services and manufacturing and distributing products and equipment for the treatment of end-stage renal disease (“ESRD”). In the U.S., we also perform clinical laboratory testing and vascular access services. We estimate that providing dialysis services and distributing dialysis products and equipment represents an over $69 billion worldwide market with expected annual worldwide market growth of around 4%. Patient growth results from factors such as the aging population and increased life expectancies; shortage of donor organs for kidney transplants; increasing incidence and better treatment of and survival of patients with diabetes and hypertension, which frequently precede the onset of ESRD; improvements in treatment quality, which prolong patient life; and improving standards of living in developing countries, which make life-saving dialysis treatment available to more patients. Key to continued growth in revenue is our ability to attract new patients in order to increase the number of treatments performed each year. For that reason, we believe the number of treatments performed each year is a strong indicator of continued revenue growth and success. In addition, the reimbursement and ancillary services utilization environment significantly influences our business. In the past we experienced, and after the implementation of the new case-mix adjusted bundled prospective payment system (“ESRD PPS”) in the U.S. also expect in the future to experience, generally stable reimbursements for dialysis services. This includes the balancing of unfavorable reimbursement changes in certain countries with favorable changes in other countries. The majority of treatments are paid for by governmental institutions such as Medicare in the United States. As a consequence of the pressure to decrease healthcare costs, reimbursement rate increases have historically been limited. We are seeing a growing trend by government’s to bundle dialysis services currently reimbursed separately. Our ability to influence the pricing of our services is limited.

A majority of our U.S. dialysis services is paid for by the Medicare program. Medicare payments for dialysis services provided before January 1, 2011 were based on a composite rate, which included a drug add-on adjustment, case-mix adjustments, and a regional wage index adjustment. The drug add-on adjustment was established under the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (“MMA”) to account for differences in Medicare reimbursement for separately billable pharmaceuticals pre-MMA and the average sales price reimbursement system established by the MMA.

Until January 1, 2011 certain other items and services that we furnish at our dialysis centers were not included in the composite rate and were eligible for separate Medicare reimbursement. The most significant of these items are drugs or biologicals, such as erythropoietin-stimulating agents (“ESAs”), vitamin D analogs, and iron, which were reimbursed at 106% of the average sales price as reported to the Centers for Medicare and Medicaid Services (“CMS”) by the manufacturer. Products and support services furnished to ESRD patients receiving dialysis treatment at home were also reimbursed separately under a reimbursement structure comparable to the in-center composite rate.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and six months ended June 30, 2011 and 2010

With the enactment of the Medicare Improvements for Patients and Providers Act of 2008 (“MIPPA”) in 2008, Congress mandated the development of an expanded ESRD bundled payment system for services furnished on or after January 1, 2011. On July 26, 2010, CMS issued a final rule implementing the ESRD PPS for ESRD dialysis facilities in accordance with MIPPA. Under the ESRD PPS, CMS reimburses dialysis facilities with a single payment for each dialysis treatment, inclusive of (i) all items and services included in the composite rate, (ii) oral vitamin D analogues, oral levocarnitine (an amino acid derivative) and all ESAs and other pharmaceuticals (other than vaccines) furnished to ESRD patients that were previously reimbursed separately under Part B of the Medicare program, (iii) most diagnostic laboratory tests and (iv) other items and services furnished to individuals for the treatment of ESRD. ESRD-related drugs with only an oral form will be reimbursed under the ESRD PPS starting in January 2014 with an adjusted payment amount to be determined by the Secretary of Health and Human Services to reflect the additional cost to dialysis facilities of providing these medications. The 2011 ESRD PPS base reimbursement rate is $229.63 per dialysis treatment (representing 98% of the estimated 2011 Medicare program costs of dialysis care as calculated under the former reimbursement system). The base ESRD PPS payment is subject to case mix adjustments that take into account individual patient characteristics (e.g., age, body surface area, body mass, time on dialysis) and certain co-morbidities. The base payment is also adjusted for (i) certain high cost patient outliers due to unusual variations in medically necessary care, (ii) disparately high costs incurred by low volume facilities relative to other facilities, (iii) provision of home dialysis training, (iv) wage-related costs in the geographic area in which the provider is located and (v) transition adjustments to ensure a budget-neutral transition to the new reimbursement system (the “Transition Adjusters”). For 2011, CMS initially implemented a negative 3.1% adjustment to the base payment to ensure a budget-neutral transition, based on CMS’s assumption that only 43% of dialysis facilities would fully opt into the ESRD PPS in 2011. This adjustment was subsequently eliminated effective April 1, 2011 for the remainder of 2011. No other Transition Adjusters are scheduled for 2011. On July 1, 2011, CMS issued a proposed rule to increase the base ESRD PPS payment for 2012 by 1.8% to $233.76 per treatment. CMS also proposed to add in 2012 a wage index budget neutrality adjustment factor of 1.001126 to the base PPS rate, yielding an adjusted 2012 ESRD PPS base rate of $234.02.

The ESRD PPS’s pay-for-performance standards, also known as the quality improvement program or QIP, focusing in the first year on anemia management within a hemoglobin range of 10 – 12 g/dL and dialysis adequacy, will be fully implemented effective January 1, 2012. Dialysis facilities that fail to achieve the established quality standards will have 2012 payments reduced by up to 2%, based on performance in 2010 as an initial performance period. CMS’s July 1, 2011 proposed rule would also amend certain provisions of the QIP. The proposal would (i) eliminate, starting in 2013, the payment reduction for patient hemoglobin results that fall below the 10 g/dL measure and (ii) expand, starting in 2014, the QIP to include quality measures associated with the use of arteriovenous (AV) fistulas for patients’ vascular access, rates of vascular access infections, ratios of hospitalization rates among patients, reporting of dialysis-related infections, administration of patient experience of care surveys, and monthly monitoring of patient phosphorous and calcium levels.

The ESRD PPS will be phased in over four years with full implementation for all dialysis facilities on January 1, 2014. However, providers could elect in November 2010 to become fully subject to the new system starting in January 2011. Nearly all of our U.S. dialysis facilities have elected to be fully subject to the ESRD PPS effective January 1, 2011.

The ESRD PPS has resulted in lower reimbursement rates on average. Our plans to mitigate the impact of the ESRD PPS included three broad measures. First, we worked with other providers, CMS and the U.S. Congress toward favorably revising the calculation of the Transition Adjuster for 2011. Effective April 1, 2011 CMS eliminated the Transition Adjuster for the remainder of the year. Second, we are working with medical directors and treating physicians to make protocol changes used in treating patients and are negotiating pharmaceutical acquisition cost savings. Finally, we are seeking to achieve greater efficiencies and better patient outcomes by introducing new initiatives to improve patient care upon initiation of dialysis, increase the percentage of patients using home therapies and achieve additional cost reductions in our clinics.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and six months ended June 30, 2011 and 2010

The Patient Protection and Affordable Care Act was enacted in the United States on March 23, 2010 and subsequently amended by the Health Care and Educational Affordability Reconciliation Act (as amended, “ACA”). ACA will implement broad healthcare system reforms, including (i) provisions to facilitate access to affordable health insurance for all Americans, (ii) expansion of the Medicaid program, (iii) an industry fee on pharmaceutical companies starting in 2011 based on sales of brand name pharmaceuticals to government healthcare programs, (iv) a 2.3% excise tax on manufacturers’ medical device sales starting in 2013, (v) increases in Medicaid prescription drug rebates effective January 1, 2010, (vi) commercial insurance market reforms that protect consumers, such as bans on lifetime and annual limits, coverage of pre-existing conditions, limits on administrative costs, and limits on waiting periods, (vii) provisions encouraging integrated care, efficiency and coordination among providers and (viii) provisions for reduction of healthcare program waste and fraud. ACA’s medical device excise tax, Medicaid drug rebate increases and annual pharmaceutical industry fees will adversely impact our product business earnings and cash flows. We expect modest favorable impact from ACA’s integrated care and commercial insurance consumer protection provisions.

Effective February 15, 2011, the department of Veterans Affairs (“VA”) adopted payment rules which reduce its payment rates for non-contracted dialysis services to coincide with those of the Medicare program. As a result of the enactment of these new rules, we expect to experience variability in our aggregated VA reimbursement rates for contracted and non-contracted services. In addition, we may also experience reductions in the volume of VA patients treated in our facilities.

In June 2011, the U.S. Food and Drug Administration (FDA) approved modified prescribing information for the use of Epogen in ESRD patients. The modified Epogen label advises physicians to initiate ESA therapy when the patient’s hemoglobin level is less than 10 g/dL and reduce or interrupt the dose when the hemoglobin approaches or exceeds 11 g/dL. This guidance replaces the previous label language specifying a hemoglobin target range of 10-12 g/dL. In addition, the label has been modified to advise that the use of ESAs to target a hemoglobin level of greater than 11 g/dL increases the risk of serious adverse cardiovascular reactions. Our medical advisory board is in the process of modifying our recommended anemia management dosing algorithms to comport with this new guidance.

We have identified three operating segments, North America, International, and Asia-Pacific. For reporting purposes, we have aggregated the International and Asia-Pacific segments as “International.” We aggregated these segments due to their similar economic characteristics. These characteristics include same services provided and same products sold, same type patient population, similar methods of distribution of products and services and similar economic environments. Our general partner’s Management Board member responsible for the profitability and cash flow of each segment’s various businesses supervises the management of each operating segment. The accounting policies of the operating segments are the same as those we apply in preparing our consolidated financial statements under accounting principles generally accepted in the United States (“U.S. GAAP”). Our management evaluates each segment using a measure that reflects all of the segment’s controllable revenues and expenses.

With respect to the performance of our business operations, our management believes the most appropriate measure in this regard is operating income which measures our source of earnings. Financing is a corporate function which segments do not control. Therefore, we do not include interest expense relating to financing as a segment measurement. We also regard income taxes to be outside the segments’ control. Similarly, we do not allocate “corporate costs,” which relate primarily to certain headquarters overhead charges, including accounting and finance, professional services, etc. because we believe that these costs are also not within the control of the individual segments. As of January 1, 2011, production of products, production asset management, quality management and procurement are centrally managed in corporate by Global Manufacturing Operations. In addition, certain acquisitions and intangible assets are not allocated to a segment but are accounted for as “corporate.” Accordingly, all of these items are excluded from our analysis of segment results and are discussed below in the discussion of our consolidated results of operations.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and six months ended June 30, 2011 and 2010

Results of Operations

The following tables summarize our financial performance and certain operating results by principal business segment for the periods indicated. Inter-segment sales primarily reflect sales of medical equipment and supplies. We prepared the information using a management approach, consistent with the basis and manner in which our management internally disaggregates financial information to assist in making internal operating decisions and evaluating management performance.

	For the three months		For the six months
	ended June 30,		ended June 30,
	2011	2010	2011	2010
	(in millions)		(in millions)

Total revenue
North America	$2,029	$2,028	$4,009	$3,988
International	1,163	919	2,217	1,842
Corporate	4	–	8	–

Totals	3,196	2,947	6,234	5,830

Inter-segment revenue
North America	2	1	4	2
International	–	–	–	–

Totals	2	1	4	2

Total net revenue
North America	2,027	2,027	4,005	3,986
International	1,163	919	2,217	1,842
Corporate	4	–	8	–

Totals	3,194	2,946	6,230	5,828

Amortization and depreciation
North America	67	63	135	127
International	43	33	83	70
Corporate	26	25	54	49

Totals	136	121	272	246

Operating income
North America	348	332	661	640
International	203	173	374	324
Corporate	(41)	(38)	(80)	(72)

Totals	510	467	955	892

Interest income	16	8	26	14
Interest expense	(91)	(76)	(172)	(149)
Income tax expense	(149)	(129)	(273)	(257)

Net Income	286	270	536	500
Less: Net Income attributable to Noncontrolling interests	(25)	(22)	(55)	(41)

Net Income attributable to FMC-AG & Co. KGaA	$261	$248	$481	$459

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and six months ended June 30, 2011 and 2010

Three months ended June 30, 2011 compared to three months ended June 30, 2010

Consolidated Financials

	Key Indicators for Consolidated Financial Statements
	For the three months
	ended		Change in %
	June 30,			at constant
	2011	2010	as reported	exchange rates

Number of treatments	8,384,473	7,749,584	8%
Same market treatment growth in %	3.9%	4.3%
Revenue in $ million	3,194	2,946	8%	5%
Gross profit as a % of revenue	35.1%	34.3%
Selling, general and administrative costs as a % of revenue	18.6%	17.8%
Net income attributable to FMC-AG & Co. KGaA in $ million	261	248	5%

Treatments increased by 8% for the second quarter of 2011 as compared to the same period in 2010. Growth from acquisitions contributed 5% and same market treatment growth contributed 4%, partially offset by the effect of closed or sold clinics of 1%.

At June 30, 2011, we owned, operated or managed (excluding those managed but not consolidated in the U.S.) 2,838 clinics compared to 2,586 clinics at June 30, 2010. During the second quarter of 2011, we acquired 68 clinics, opened 7 clinics and combined or closed 6 clinics. The number of patients treated in clinics that we own, operate or manage (excluding patients of clinics managed but not consolidated in the U.S.) increased by 12% to 225,909 at June 30, 2011 from 202,414 at June 30, 2010. Including 23 clinics managed but not consolidated in the U.S., the total number of patients was 227,423.

Net revenue increased by 8% (5% at constant exchange rates) for the second quarter of 2011 over the comparable period in 2010, due to growth in both dialysis care and dialysis products revenues.

Dialysis care revenue increased by 6% (4% at constant exchange rates) to $2,362 million for the second quarter of 2011 from $2,224 million in the same period of 2010, mainly due to growth in same market treatments (4%), contributions from acquisitions (3%) and a positive effect from exchange rate fluctuations (2%), partially offset by decreases in revenue per treatment (2%) and the effect of closed or sold clinics (1%).

Dialysis product revenue increased by 15% (7% at constant exchange rates) to $832 million from $722 million in the same period of 2010, driven by increased sales of peritoneal dialysis, mainly as a result of the acquisition of the Gambro peritoneal dialysis business, and hemodialysis products, especially of dialyzers, products for acute care treatments and machines as well as solutions and concentrates. This was partially offset by lower sales of renal pharmaceuticals.

The increase in gross profit margin reflects an increase in gross profit margin in North America. The increase in North America was due to cost savings in pharmaceuticals mainly driven by lower EPO usage in the second quarter of 2011 as compared to the same period in 2010, partially offset by the effect of a lower revenue rate attributable to the new ESRD PPS and higher personnel expenses.

Selling, general and administrative (“SG&A”) expenses increased to $594 million in the second quarter of 2011 from $526 million in the same period of 2010. SG&A expenses as a percentage of sales increased to 18.6% for the second quarter of 2011 in comparison with 17.8% during the same period of 2010 as a result of increases in both

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and six months ended June 30, 2011 and 2010

North America and in the International segment. The increase in North America was a result of a lower revenue rate due to the ESRD PPS, higher freight and distribution expenses as a result of increased fuel costs and freight volume as well as higher personnel expenses. The increase in the International segment was mainly due to lower foreign exchange gains and higher foreign exchange losses as well as growth in businesses with lower margins. Bad debt expense for the second quarter of 2011 was $57 million as compared to $55 million for the same period of 2010, representing 1.8% and 1.9% of sales for the second quarters of 2011 and 2010, respectively.

R&D expenses increased to $27 million in the second quarter of 2011 as compared to $21 million in the same period in 2010 as a result of the effects of the first time consolidation of a second quarter 2010 acquisition.

Income from equity method investees increased to $9 million for the second quarter of 2011 from $2 million for the same period of 2010 due to the income from the Vifor-Fresenius Medical Care Renal Pharma Ltd. (“Vifor”), our renal pharmaceuticals joint venture.

Operating income increased to $510 million in the second quarter of 2011 from $467 million for the same period in 2010. Operating income margin increased to 16.0% for the second quarter of 2011 from 15.8% for the same period in 2010 as a result of the increase in gross profit margin as noted above and the increase in income from equity method investees as a percentage of revenue, partially offset by the increased SG&A expenses as a percentage of revenue as noted above.

Interest expense increased by 18% to $91 million for the second quarter of 2011 from $76 million for the same period in 2010 mainly as a result of increased debt. Interest income increased to $16 million for the second quarter of 2011 from $8 million for the same period in 2010 as a result of interest on subordinated notes issued to us by a third party in the first quarter of 2011, see Note 5, “Other Assets/Notes Receivable” in our Consolidated Financial Statements included in this Report.

Income tax expense increased to $149 million for the second quarter of 2011 from $129 million for the same period in 2010. The effective tax rate increased to 34.2% from 32.4% for the same period of 2010 as a result of the positive effect in the second quarter of 2010 of the release of a $10 million valuation allowance on deferred taxes for net operating losses due to changes in activities of the respective entities. This was partially offset by higher tax free income from equity method investments in the second quarter of 2011.

Net income attributable to FMC-AG & Co. KGaA for the second quarter of 2011 increased to $261 million from $248 million for the same period in 2010 as a result of the combined effects of the items discussed above.

We employed 77,081 people (full-time equivalents) as of June 30, 2011 compared to 70,096 as of June 30, 2010, an increase of 10.0%, primarily due to overall growth in our business and acquisitions.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and six months ended June 30, 2011 and 2010

The following discussions pertain to our business segments and the measures we use to manage these segments.

North America Segment

	Key Indicators for North America Segment
	For the three months
	ended
	June 30,
	2011	2010	Change in %

Number of treatments	5,379,508	5,189,159	4%
Same market treatment growth in %	3.2%	4.2%
Revenue in $ million	2,027	2,027	0%
Depreciation and amortization in $ million	67	63	6%
Operating income in $ million	348	332	5%
Operating income margin in %	17.2%	16.4%

Revenue

Treatments increased by 4% for the second quarter of 2011 as compared to the same period in 2010 mostly due to same market growth (3%) and contributions from acquisitions (1%). At June 30, 2011, 139,906 patients (a 4% increase over the same period in the prior year) were being treated in the 1,826 clinics that we own or operate in the North America segment, compared to 135,088 patients treated in 1,782 clinics at June 30, 2010. Average North America revenue per treatment was $340 for the second quarter of 2011 and $349 for the same period in 2010. In the U.S., the average revenue per treatment was $348 for the second quarter of 2011 in comparison to $356 for the same period in 2010. The decrease was mainly attributable to the effect of the implementation of the ESRD PPS.

Net revenue for the North America segment for the second quarter of 2011 remained constant in comparison to the same period of 2010 as a result of an increase in dialysis care revenue of 1% to $1,828 million from $1,817 million in the same period of 2010 completely offset by a decrease in dialysis product revenue of 5% to $199 million from $210 million in the second quarter of 2010.

The dialysis care revenue increase was driven by same market treatment growth (3%) and contributions from acquisitions (1%), partially offset by decreased revenue per treatment (2%) and the effect of closed or sold clinics (1%).

The dialysis product revenue decrease was driven by lower sales of renal pharmaceuticals, principally as a result of a lower average selling price for Venofer®, partially offset by increased sales of hemodialysis and peritoneal dialysis products.

Operating Income

Operating income increased to $348 million for the second quarter of 2011 from $332 million for the same period in 2010. Operating income margin increased to 17.2% for the second quarter of 2011 from 16.4% for the same period in 2010, primarily due to a decrease in cost per treatment in the U.S. to $283 for the second quarter of 2011 from $292 in the same period of 2010 and higher income from equity method investees due to income from the Vifor joint venture. This was partially offset by the effects of the ESRD PPS, higher personnel expenses and higher freight and distribution expenses as a result of increases in fuel costs and freight volume. Cost per treatment for North America decreased to $277 for the second quarter of 2011 from $287 in the same period of 2010.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and six months ended June 30, 2011 and 2010

International Segment

	Key Indicators for International Segment
	For the three months
	ended		Change in %
	June 30,			at constant
	2011	2010	as reported	exchange rates

Number of treatments	3,004,965	2,560,425	17%
Same market treatment growth in %	5.2%	4.4%
Revenue in $ million	1,163	919	26%	15%
Depreciation and amortization in $ million	43	33	28%
Operating income in $ million	203	173	17%
Operating income margin in %	17.5%	18.8%

Revenue

Treatments increased by 17% in the second quarter of 2011 over the same period in 2010 mainly due to contributions from acquisitions (13%) and same market growth (5%), partially offset by the effect of closed or sold clinics (1%). As of June 30, 2011, 86,003 patients (a 28% increase over the same period of the prior year) were being treated at 1,012 clinics that we own, operate or manage in the International segment compared to 67,326 patients treated at 804 clinics at June 30, 2010. Average revenue per treatment for the second quarter of 2011 increased to $178 in comparison with $159 for the same period of 2010 due to increased reimbursement rates and changes in country mix ($3) as well as the strengthening of local currencies against the U.S. dollar ($16).

Net revenues for the International segment for the second quarter of 2011 increased by 26% (15% increase at constant exchange rates) as compared to the same period in 2010 as a result of increases in both dialysis care and dialysis product revenues. Organic growth during the period was 8%, acquisitions during the period contributed 7%, and the positive effect of exchange rate fluctuations contributed 11%.

Including the effects of acquisitions, European region revenue increased 24% (11% increase at constant exchange rates), Latin America region revenue increased 24% (17% increase at constant exchange rates), and Asia-Pacific region revenue increased 38% (27% increase at constant exchange rates).

Total dialysis care revenue for the International segment increased during the second quarter of 2011 by 31% (20% increase at constant exchange rates) to $534 million from $407 million in the same period of 2010. This increase is a result of contributions from acquisitions (12%) and same market treatment growth (5%), as well as increases in revenue per treatment (3%). The positive effect of exchange rate fluctuations was 11%.

Total dialysis product revenue for the second quarter of 2011 increased by 23% (11% increase at constant exchange rates) to $629 million from $512 million in the same period of 2010. The increase in product revenue was driven by increased sales of peritoneal dialysis, mainly as a result of the acquisition of the Gambro peritoneal dialysis business, and hemodialysis products, especially of dialyzers, products for acute care treatments and machines as well as solutions and concentrates and renal pharmaceuticals. Exchange rate fluctuations contributed 12%.

Operating Income

Operating income increased by 17% to $203 million for the second quarter of 2011 from $173 million for the same period in 2010. Operating income margin decreased to 17.5% for the second quarter of 2011 from 18.8% for the same period in 2010 due to unfavorable foreign exchange effects and growth in business with the lower margins.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and six months ended June 30, 2011 and 2010

The discussion of the results of operations of our International segment for the quarter ended June 30, 2011, does not include any effects of the Euromedic acquisition, which we completed effective June 30, 2011.

Six months ended June 30, 2011 compared to six months ended June 30, 2010

Consolidated Financials

	Key Indicators for Consolidated Financial Statements
	For the six months
	ended		Change in %
	June 30,			at constant
	2011	2010	as reported	exchange rates

Number of treatments	16,559,315	15,258,148	9%
Same market treatment growth in %	4.1%	4.3%
Revenue in $ million	6,230	5,828	7%	5%
Gross profit as a % of revenue	34.6%	33.9%
Selling, general and administrative costs as a % of revenue	18.7%	17.9%
Net income attributable to FMC- AG & Co. KGaA in $ million	481	459	5%

Treatments increased by 9% for the six months ended June 30, 2011 as compared to the same period in 2010. Growth from acquisitions contributed 5% and same market treatment growth contributed 4%.

Net revenue increased by 7% (5% at constant exchange rates) for the six months ended June 30, 2011 over the comparable period in 2010 due to growth in both dialysis care and dialysis products revenues.

Dialysis care revenue increased by 6% to $4,647 million (5% at constant exchange rates) in the six-month period ended June 30, 2011 from $4,395 million in the same period of 2010, mainly due to growth in same market treatments (4%), contributions from acquisitions (3%) and the positive effect from exchange rate fluctuations (1%), partially offset by decreases in revenue per treatment (2%).

Dialysis product revenue increased by 10% to $1,584 million (increased by 6% at constant exchange rates) from $1,433 million in the same period of 2010, driven by increased sales of peritoneal dialysis, mainly as a result of the acquisition of the Gambro peritoneal dialysis business, and hemodialysis products, especially of dialyzers, products for acute care treatments and solutions and concentrates as well as bloodlines, partially offset by lower sales of renal pharmaceuticals.

The increase in gross profit margin mostly reflects an increase in gross profit margin in North America. The increase in North America was due to the cost savings in pharmaceuticals mainly driven by lower EPO usage in the first six months of 2011 as compared to the same period in 2010, partially offset by the effect of a lower revenue rate attributable to the new ESRD PPS and higher personnel expenses.

SG&A expenses increased to $1,166 million in the six-month period ended June 30, 2011 from $1,043 million in the same period of 2010. SG&A expenses as a percentage of sales increased to 18.7% in the first six months of 2011 from 17.9% in the same period of 2010 as a result of an increase in both North America and in the International segment as well as higher Corporate costs. The increase in North America was a result of a lower revenue rate due to the ESRD PPS, higher freight and distribution expenses as a result of increased fuel costs and freight volume, partially offset by lower provisions for doubtful accounts. The increase in the International segment was mainly due to foreign exchange effects and higher acquisition related costs partially offset by the one-time revaluation in the first quarter of 2010 of the balance sheet of our operations in Venezuela as a result of the devaluation of the

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and six months ended June 30, 2011 and 2010

Venezuelan bolivar driven by hyperinflation. Bad debt expense for the six-month period ended June 30, 2011 was $110 million as compared to $116 million for the same period of 2010, representing 1.8% and 2.0% of sales for the six-month periods ended June 30, 2011 and 2010.

Research and development (“R&D”) expenses increased to $53 million in the six-month period ended June 30, 2011 as compared to $44 million in the same period in 2010.

Income from equity method investees increased to $16 million for the six months ended June 30, 2011 from $4 million for the same period of 2010 due to the income from the Vifor renal pharmaceuticals joint venture.

Operating income increased to $955 million in the six-month period ended June 30, 2011 from $892 million for the same period in 2010. Operating income margin remained constant at 15.3% for the six-month period ended June 30, 2011 as compared to the same period in 2010 as a result of the increase in gross profit margin as noted above and the increase in income from equity method investees as a percentage of revenue offset by the increased SG&A expenses as a percentage of revenue as noted above.

Interest expense increased by 15% to $172 million for the six months ended June 30, 2011 from $149 million for the same period in 2010 mainly as a result of increased debt. Interest income increased to $26 million for the six months ended June 30, 2011 from $14 million for the same period in 2010 as a result of interest on subordinated notes issued to us by a third party in the first quarter of 2011, see Note 5, “Other Assets/Notes Receivable” in our Consolidated Financial Statements included in this Report.

Income tax expense increased to $273 million for the six-month period ended June 30, 2011 from $257 million for the same period in 2010. The effective tax rate decreased to 33.8% from 33.9% for the same period of 2010, as a result of higher tax free income from equity method investments and an increase in net income attributable to non-taxable noncontrolling interests in North America. In addition, the first quarter of 2010 included the effect of non deductible losses in Venezuela as a result of inflationary accounting. This was partially offset by the release in the second quarter of 2010 of a $10 million valuation allowance on deferred taxes for net operating losses due to changes in activities of the respective entities.

Net income attributable to FMC-AG & Co. KGaA for the six months ended June 30, 2011 increased to $481 million from $459 million for the same period in 2010 as a result of the combined effects of the items discussed above.

The following discussions pertain to our business segments and the measures we use to manage these segments.

North America Segment

	Key Indicators for North America Segment
	For the six months
	ended
	June 30,
	2011	2010	Change in %

Number of treatments	10,621,160	10,223,675	4%
Same market treatment growth in %	3.5%	4.2%
Revenue in $ million	4,005	3,986	0%
Depreciation and amortization in $ million	135	127	6%
Operating income in $ million	661	640	3%
Operating income margin in %	16.5%	16.1%

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and six months ended June 30, 2011 and 2010

Revenue

Treatments increased by 4% for the six months ended June 30, 2011 as compared to the same period in 2010 mostly due to same market growth (3%) and contributions from acquisitions (1%). Average North America revenue per treatment was $340 for the six months ended June 30, 2011 and $348 in the same period in 2010. In the U.S., the average revenue per treatment was $348 for the six months ended June 30, 2011 and $356 for the same period in 2010. The decrease was mainly attributable to the effect of the implementation of the ESRD PPS.

Net revenue for the North America segment for the first six months of 2011 increased as a result of an increase in dialysis care revenue by 1% to $3,610 million from $3,578 million in the same period of 2010 partially offset by a decrease in dialysis product revenue by 3% to $395 million from $408 million in the first six months of 2010.

The dialysis care revenue increase was driven by same market treatment growth (3%) and contributions from acquisitions (1%), partially offset by decreased revenue per treatment (2%) and the effect of closed or sold clinics (1%).

The dialysis product revenue decrease was driven by lower sales of renal pharmaceuticals, principally as a result of a lower average selling price for Venofer®, partially offset by increased sales of hemodialysis and peritoneal dialysis products.

Operating Income

Operating income increased to $661 million for the six-month period ended June 30, 2011 from $640 million for the same period in 2010. Operating income margin increased to 16.5% for the six months ended June 30, 2011 from 16.1% for the same period in 2010, primarily due to a decrease in cost per treatment in the U.S. to $285 for the first six months of 2011 from $294 in the same period of 2010 as a result of lower costs for renal pharmaceuticals, higher income from equity method investees due to income from the Vifor joint venture and lower bad debt expense. This was mostly offset by the effects of the ESRD PPS, higher personnel expenses and higher freight and distribution costs as a result of increases in fuel costs and freight volume. Cost per treatment for North America decreased to $279 for the first six months of 2011 from $288 in the same period of 2010.

International Segment

	Key Indicators for International Segment
	For the six months
	ended		Change in %
	June 30,			at constant
	2011	2010	as reported	exchange rates

Number of treatments	5,938,155	5,034,473	18%
Same market treatment growth in %	5.4%	4.3%
Revenue in $ million	2,217	1,842	20%	14%
Depreciation and amortization in $ million	83	70	19%
Operating income in $ million	374	324	15%
Operating income margin in %	16.9%	17.6%

Revenue

Treatments increased by 18% in the six months ended June 30, 2011 over the same period in 2010 mainly due to contributions from acquisitions (13%) and same market growth (5%). Average revenue per treatment for the six months ended June 30, 2011 increased to $175 in comparison with $162 for the same period of 2010 due to the

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and six months ended June 30, 2011 and 2010

increased reimbursement rates and changes in the country mix ($4) as well as the strengthening of local currencies against the U.S. dollar ($9).

Net revenues for the International segment for the six-month period ended June 30, 2011 increased by 20% (14% increase at constant exchange rates) as compared to the same period in 2010 as a result of increases in both dialysis care and dialysis product revenues. Organic growth during the period was 7%, acquisitions during the period contributed 7%, and the positive effect of exchange rate fluctuations contributed 6%.

Including the effects of acquisitions, European region revenue increased 16% (10% increase at constant exchange rates), Latin America region revenue increased 19% (14% increase at constant exchange rates), and Asia-Pacific region revenue increased 37% (28% increase at constant exchange rates).

Total dialysis care revenue for the International segment increased during the first six months of 2011 by 27% (20% increase at constant exchange rates) to $1,037 million from $817 million in the same period of 2010. This increase is a result of contributions from acquisitions (11%) and same market treatment growth (5%), as well as increases in revenue per treatment (4%) and the positive effect of exchange rate fluctuations (7%).

Total dialysis product revenue for the six-month period ended June 30, 2011 increased by 15% (9% increase at constant exchange rates) to $1,181 million from $1,025 million in the same period of 2010. The increase in product revenue was driven by increased sales of peritoneal dialysis, mainly as a result of the acquisition of the Gambro peritoneal dialysis business, and hemodialysis products, especially of dialyzers, products for acute care treatments and solutions and concentrates as well as bloodlines and machines. Exchange rate fluctuations contributed 6%.

Operating Income

Operating income increased by 15% to $374 million for the six-month period ended June 30, 2011 from $324 million for the same period in 2010. Operating income margin decreased to 16.9% for the six-month period ended June 30, 2011 from 17.6% for the same period in 2010 due to unfavorable foreign exchange effects and acquisition-related costs, partially offset by the negative impact in the first quarter of 2010 of the devaluation of the Venezuelan bolivar.

The discussion of the results of operations of our International segment for the six-month period ended June 30, 2011, does not include any effects of the Euromedic acquisition, which we completed effective June 30, 2011.

Liquidity and Capital Resources

Six months ended June 30, 2011 compared to six months ended June 30, 2010

Liquidity

Our primary sources of liquidity have historically been cash from operations, cash from borrowings from third parties and related parties, as well as cash from issuance of equity and debt securities. We require this capital primarily to finance working capital needs, to fund acquisitions and joint ventures, to develop free-standing renal dialysis centers, to purchase equipment for existing or new renal dialysis centers and production sites, to repay debt and to pay dividends.

At June 30, 2011, we had cash and cash equivalents of $449 million. For information regarding utilization and availability under our Amended 2006 Senior Credit Agreement, see Note 7, “Long-term Debt and Capital Lease Obligations” in our Consolidated Financial Statements included in this Report.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and six months ended June 30, 2011 and 2010

Operations

In the first six months of 2011 and 2010, we generated net cash from operations of $487 million and $643 million, respectively. Cash from operations is impacted by the profitability of our business, the development of our working capital, principally receivables, and cash outflows that occur due to a number of singular specific items (especially payments in relation to disallowed tax deductions and legal proceedings). The decrease in the first six months of 2011 versus 2010 was mainly a result of unfavorable days sales outstanding (“DSO”) development in 2011 as compared to 2010 for the reasons discussed below, an increase in days of inventory on hand and a cash outflow from hedging related to intercompany financing.

The profitability of our business depends significantly on reimbursement rates. Approximately 75% of our revenues are generated by providing dialysis services, a major portion of which is reimbursed by either public health care organizations or private insurers. For the period ended June 30, 2011, approximately 31% of our consolidated revenues were attributable to U.S. federal health care benefit programs, such as Medicare and Medicaid reimbursement. Legislative changes could affect Medicare reimbursement rates for a significant portion of the services we provide, as well as the scope of Medicare coverage. A decrease in reimbursement rates or the scope of coverage could have a material adverse effect on our business, financial condition and results of operations and thus on our capacity to generate cash flow. In the past we experienced and, after the implementation of the new ESRD PPS in the U.S., also expect in the future generally stable reimbursements for our dialysis services. This includes the balancing of unfavorable reimbursement changes in certain countries with favorable changes in other countries. See “Overview” above for a discussion of recent Medicare reimbursement rate changes including provisions for implementation of the ESRD PPS for dialysis services provided after January 1, 2011. See the discussion of the operations of our North America segment under “Results of Operations,” above, for information regarding the effects of the new ESRD PPS on our average revenue per treatment in the U.S.

Our working capital was $2,204 million at June 30, 2011 which increased from $1,363 million at December 31, 2010, mainly as a result of the repayment of the Trust Preferred Securities on June 15, 2011 (see Note 11) and increases in accounts receivable, prepaid expenses and inventories as well as currency translation effects, partially offset by increases in short-term borrowings from related parties, accrued expenses, short-term borrowings and accounts payable as well as a decrease in cash. Our ratio of current assets to current liabilities was 1.6 at June 30, 2011.

We intend to continue to address our current cash and financing requirements by the generation of cash from operations, our existing and future credit agreements, and the issue of debt securities. We have sufficient financial resources, consisting of only partly drawn credit facilities and our accounts receivable facility to meet our needs for the foreseeable future. In addition, when funds are required for acquisitions, such as those described below under “Subsequent Events – Acquisitions”, or to meet other needs, we expect to successfully complete long-term financing arrangements, such as the issuance of $1,062 million in senior notes on February 3, 2011, see “Financing” below. We aim to preserve financial resources with a minimum of $300 to $500 million of committed and unutilized credit facilities.

Cash from operations depends on the collection of accounts receivable. Customers and governments generally have different payment cycles. A lengthening of their payment cycles could have a material adverse effect on our capacity to generate cash flow. In addition, we could face difficulties in enforcing and collecting accounts receivable under some countries’ legal systems and due to the economic conditions in some countries. Accounts receivable balances at June 30, 2011 and June 30, 2010, net of valuation allowances, represented DSO of approximately 82 and 76, respectively.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and six months ended June 30, 2011 and 2010

The development of DSO by reporting segment is shown in the table below:

	June 30,	December 31,
	2011	2010

North America days sales outstanding	59	54

International days sales outstanding	121	116

FMC-AG & Co. KGaA average days sales outstanding	82	76

DSO increased in the North America segment between December 31, 2010 and June 30, 2011 as a result of delays in the processing of bills related to adapting our billing systems to the new ESRD PPS and due to delays in the coordination of insurance coverage between the U.S. federal and state governments. DSO for the International segment increased between December 31, 2010 and June 30, 2011, reflecting slight payment delays, particularly in countries with budget deficits. Due to the fact that a large portion of our reimbursement is provided by public health care organizations and private insurers, we expect that most of our accounts receivable will be collectible, albeit slightly more slowly in the International segment in the immediate future.

There are a number of tax and other items we have identified that will or could impact our cash flows from operations in the future as follows:

We filed claims for refunds contesting the Internal Revenue Service’s (“IRS”) disallowance of civil settlement payment deductions taken by Fresenius Medical Care Holdings, Inc. (“FMCH”) in prior year tax returns. As a result of a settlement agreement with the IRS, we received a partial refund in September 2008 of $37 million, inclusive of interest and preserved our right to pursue claims in the United States courts for refunds of all other disallowed deductions. On December 22, 2008, we filed a complaint for complete refund in the United States District Court for the District of Massachusetts, styled as Fresenius Medical Care Holdings, Inc. v. United States. On June 24, 2010, the court denied FMCH’s motion for summary judgment and the litigation is proceeding towards trial.

The IRS tax audits of FMCH for the years 2002 through 2006 have been completed. The IRS has disallowed all deductions taken during these audit periods related to intercompany mandatorily redeemable preferred shares. We have protested the disallowed deductions and will avail ourselves of all remedies. An adverse determination with respect to the disallowed deductions related to intercompany mandatorily redeemable preferred shares could have a material adverse effect on our results of operations and liquidity. In addition, the IRS proposed other adjustments which have been recognized in our financial statements.

For the tax year 1997, we recognized an impairment of one of our subsidiaries which the German tax authorities disallowed in 2003 at the conclusion of their audit for the years 1996 and 1997. We have filed a complaint with the appropriate German court to challenge the tax authorities’ decision. In January 2011, we reached an agreement with the tax authorities, estimated to be slightly more favorable than the tax benefit recognized previously. The additional benefit is expected to be recognized in the second half of 2011.

We are subject to ongoing and future tax audits in the U.S., Germany and other jurisdictions. We have received notices of unfavorable adjustments and disallowances in connection with certain of the audits, including those described above. We are contesting, including appealing, certain of these unfavorable determinations. If our objections and any final audit appeals are unsuccessful, we could be required to make additional tax payments, including payments to state tax authorities reflecting the adjustments made in our federal tax returns in the U.S. With respect to other potential adjustments and disallowances of tax matters currently under review, we do not anticipate that an unfavorable ruling could have a material impact on our results of operations. We are not currently able to determine the timing of these potential additional tax payments.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and six months ended June 30, 2011 and 2010

W.R. Grace & Co. and certain of its subsidiaries filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code (the “Grace Chapter 11 Proceedings”) on April 2, 2001. The settlement agreement with the asbestos creditors committees on behalf of the W.R. Grace & Co. bankruptcy estate (see Note 13 of the Notes to Consolidated Financial Statements, “Commitments and Contingencies – Legal Proceedings – Commercial Litigation”) provides for payment by the Company of $115 million upon approval of the settlement agreement by the U.S. District Court, which has occurred, and confirmation of a W.R. Grace & Co. bankruptcy reorganization plan that includes the settlement. In January and February 2011, the U.S. Bankruptcy Court entered orders confirming the joint plan of reorganization. These confirmation orders are pending before the U.S. District Court. The $115 million obligation was included in the special charge we recorded in 2001 to address 1996 merger-related legal matters. See Note 13 “Commitments and Contingencies – Legal Proceedings – Accrued Special Charge for Litigation” in our Consolidated Financial Statements included in this Report. The payment obligation is not interest-bearing.

If the potential additional tax payments discussed above and the Grace Chapter 11 Proceedings settlement payment were to occur contemporaneously, there could be a material adverse impact on our operating cash flow in the relevant reporting period. Nonetheless, we anticipate that cash from operations and, if required, our senior credit agreement and other sources of liquidity will be sufficient to satisfy all such obligations if and when they come due.

Investing

We used net cash of $1,353 million and $501 million in investing activities in the six-month periods ended June 30, 2011 and 2010, respectively.

Capital expenditures for property, plant and equipment, net of disposals were $231 million and $218 million in the first six months of 2011 and 2010, respectively. In the first six months of 2011, capital expenditures were $104 million in the North America segment, $72 million for the International segment and $55 million at Corporate. Capital expenditures in the first six months of 2010 were $94 million in the North America segment, $69 million for the International segment and $55 million at Corporate. The majority of our capital expenditures was used for maintaining existing clinics, equipping new clinics, maintenance and expansion of production facilities primarily in North America and Germany and capitalization of machines provided to our customers, primarily in the International segment. Capital expenditures were approximately 4% and 4% of total revenue in the first six months of 2011 and 2010, respectively.

We invested approximately $1,122 million cash in the first six months of 2011, primarily through the acquisition of International Dialysis Centers, the dialysis service business of Euromedic International (see Note 2, “Acquisitions”), loans provided to Renal Advantage Partners LLC, the parent company of Renal Advantage, Inc., a provider of dialysis services, (see Note 5, “Other Assets/Notes Receivable” in our Consolidated Financial Statements included in this Report) and investments in majority owned joint ventures ($358 million in the North America segment, $759 million in the International segment and $5 million at Corporate), as compared to $158 million cash in the same period of 2010 ($50 million in the North America segment, $102 million in the International segment and $6 million at Corporate). In addition, we invested $133 million (€100 million) in short-term investments with banks during the first six months of 2010. There were no divestitures in the first six months of 2011. We received $8 million in conjunction with divestitures in the first six months of 2010.

We anticipate capital expenditures of 5% of revenues and expect to make acquisitions of approximately $1.9 billion in 2011, including all acquisitions to date, see the Notes to Consolidated Financial Statements included in the report. See “Outlook” below.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and six months ended June 30, 2011 and 2010

Financing

Net cash provided by financing was $742 million in the first six months of 2011 compared to net cash provided by financing of $170 million in the first six months of 2010, respectively.

In the six-month period ended June 30, 2011, cash was provided by the issuance of $1,062 million in senior notes in February 2011, drawings under our revolving credit facility, short-term borrowings and short-term borrowings from related parties and drawings under the accounts receivable facility, partially offset by the repayment of the Trust Preferred Securities, repayment of long-term debt and the payment of dividends. For further information on the issuance of $1,062 million of senior notes in 2011, see below. In the first six months of 2010, cash was mainly provided by borrowings under the revolving credit facility, our issuance of the €250 million of 5.50% Senior Notes in January 2010 and drawings under the accounts receivable facility.

On May 13, 2011, we paid a dividend with respect to 2010 of €0.65 per ordinary share (for 2009 paid in 2010: €0.61) and €0.67 per preference share (for 2009 paid in 2010: €0.63). The total dividend payment was €197 million ($281 million) compared to €183 million ($232 million) in 2011 with respect to 2010.

On February 3, 2011, our wholly owned subsidiaries, Fresenius Medical Care US Finance, Inc. and FMC Finance VII S.A., issued $650 million and €300 million (approximately $412 million at the date of issuance) of 5.75% Senior Notes and 5.25% Senior Notes, respectively. The 5.75% Senior Notes had an issue price of 99.060% and a yield to maturity of 5.875%. The 5.25% Senior Notes were issued at par. Both the 5.75% Senior Notes and the 5.25% Senior Notes are due February 15, 2021. Net proceeds were used to repay indebtedness outstanding under our accounts receivable facility and the revolving credit facility of the Amended 2006 Senior Credit Agreement, for acquisitions, including payments under our recent acquisition of International Dialysis Centers, and for general corporate purposes to support our renal dialysis products and services business. Both the 5.75% and the 5.25% Senior Notes are guaranteed on a senior basis jointly and severally by us, FMCH and Fresenius Medical Care Deutschland GmbH (“D-GmbH”).

Subsequent Events – Acquisitions

Liberty Dialysis

On August 2, 2011, we announced our plans to acquire 100% of Liberty Dialysis Holdings, Inc, the owner of all of the business of Liberty Dialysis and owner of a 51% stake in Renal Advantage, Inc.. Fresenius Medical Care currently owns a 49% stake in Renal Advantage. The total investment for Fresenius Medical Care including the assumption of incremental debt will be approximately $1.7 billion. The transaction remains subject to clearance under the Hart – Scott – Rodino Antitrust Improvements Act and is expected to close in early 2012. On completion, the acquired operations would add approximately 260 dialysis outpatient dialysis clinics to Fresenius Medical Care’s network in the U.S and approximately $1 billion in annual revenue before the anticipated divestiture of some centers as a condition of the transaction. The transaction will be financed from cash flow from operations and debt and is expected to be accretive to earnings in the first year after closing of the transaction.

American Access Care

On August 2, 2011, we announced our plans to acquire the U.S. based company American Access Care Holdings, LLC (AAC) for $385 million. AAC operates 28 freestanding out-patient interventional radiology centers throughout 12 states in the U.S. primarily dedicated to the vascular access needs of dialysis patients. The transaction remains subject to clearance under the Hart – Scott – Rodino Antitrust Improvements Act and is expected to close in the fourth quarter of 2011. On completion, the acquired operations will add approximately $175 million in annual revenue and are expected to be accretive to earnings in the first year after closing of the transaction. The transaction will be financed from cash flow from operations and available borrowing capacity.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and six months ended June 30, 2011 and 2010

Debt covenant disclosure – EBITDA

EBITDA (earnings before interest, tax, depreciation and amortization expenses) was approximately $1,227 million, 19.7% of revenues for the six-month period ended June 30, 2011, and $1,137 million, 19.5% of revenues for the same period of 2010. EBITDA is the basis for determining compliance with certain covenants contained in our Amended 2006 Senior Credit Agreement, Euro Notes, EIB agreements, and the indentures relating to our Senior Notes. You should not consider EBITDA to be an alternative to net earnings determined in accordance with U.S. GAAP or to cash flow from operations, investing activities or financing activities. In addition, not all funds depicted by EBITDA are available for management’s discretionary use. For example, a substantial portion of such funds are subject to contractual restrictions and functional requirements for debt service, to fund necessary capital expenditures and to meet other commitments from time to time as described in more detail elsewhere in this report. EBITDA, as calculated, may not be comparable to similarly titled measures reported by other companies. A reconciliation of EBITDA to cash flow provided by operating activities, which we believe to be the most directly comparable U.S. GAAP financial measure, is calculated as follows:

Reconciliation of measures for consolidated totals

	For the six months
	ended June 30,
	2011	2010
	($ in millions)

Total EBITDA	$1,227	$1,137
Interest expense (net of interest income)	(146)	(135)
Income tax expense, net	(273)	(257)
Change in deferred taxes, net	53	(1)
Changes in operating assets and liabilities	(388)	(112)
Stock compensation expense	15	14
Other items, net	(1)	(3)

Net cash provided by (used in) operating activities	$487	$643

Balance Sheet Structure

Total assets as of June 30, 2011 increased to $19.1 billion compared to $17.1 billion at December 31, 2010. Current assets as a percent of total assets increased to 31% at June 30, 2011 from 30% at December 31, 2010. The equity ratio, the ratio of our equity divided by total liabilities and shareholders’ equity, decreased to 42% at June 30, 2011 from 44% at December 31, 2010.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and six months ended June 30, 2011 and 2010

Outlook

We have increased our debt to EBITDA ratio for 2011 from less than or equal to 2.8 times to less than 3.0 times and our expected acquisitions for the year from approximately $1.2 billion to approximately $1.9 billion. Otherwise, we confirm our outlook for the full year 2011 as depicted in the table below:

2011
($ in millions)

Net Revenues	> $13,000
Net Income attributable to FMC-AG & Co. KGaA	$1,070 - $1,090
Debt/EBITDA	< 3.0x
Capital Expenditures in % of revenue	~ 5%
Acquisitions	~ $1,900

Recently Issued Accounting Standards

In May 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update 2011-04 (“ASU 2011-04”), Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. ASU 2011-04 is an update of Accounting Standards Codification Topic 820, Fair Value Measurement. The amendments in ASU 2011-04 result in common fair value measurement and disclosure requirements in U.S. GAAP and IFRSs. These amendments include clarifications of the application of highest and best use and valuation premise concepts, the measurement of the fair value of an instrument classified in a reporting entity’s shareholders’ equity, and disclosures about fair value measurements. ASU 2011-04 also changes the measurement and disclosure requirements related to measuring the fair value of financial instruments that are managed within a portfolio, the application of premiums and discounts in a fair value measurement, and additional disclosure about fair value measurements.

The disclosures required under ASU 2011-04 are effective for interim and annual reporting periods beginning on or after December 15, 2011. Early application by public entities is not permitted. We will apply the guidance under ASU 2011-04 beginning January 1, 2012.

In June 2011, the FASB issued Accounting Standards Update 2011-05 (“ASU 2011-05”), Comprehensive Income (Topic 220): Presentation of Comprehensive Income. The amendments in ASU 2011-05 require that all nonowner changes in stockholders’ equity be presented either in a single continuous statement of comprehensive income or in two separate but continuous statements. In the two statement approach, the first statement should present total net income and its components followed consecutively by a second statement presenting total other comprehensive income, the components of other comprehensive income and total of comprehensive income.

The disclosures required under ASU 2011-05 are retrospective and are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011, with early adoption permitted. As we currently present two separate but continuous statements of net income and comprehensive income, we are already in compliance with the amended guidance issued in ASU 2011-05.

In July 2011, the FASB issued Accounting Standards Update 2011-06 (“ASU 2011-06”), Other Expenses (Topic 720): Fees Paid to the Federal Government by Health Insurers. The amendments in ASU 2011-06 address how health insurers should recognize and classify their income statement fees mandated by the Health Care and Educational Affordability Reconciliation Act. The amendments require that the liability for the fee be estimated and recorded in full once the entity provides qualifying health insurance in the applicable calendar year in which the fee is payable with a corresponding deferred cost that is amortized to expense using a straight-line allocation method

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and six months ended June 30, 2011 and 2010

unless a another method better allocates the fee over the entire calendar year for which it is payable. In addition, the amendments state that this fee does not meet the definition of an acquisition cost.

The disclosures required under ASU 2011-06 are effective for calendar years beginning after December 31, 2013, when the fee initially becomes effective. We will apply the guidance under ASU 2011-06 beginning January 1, 2014.

In July 2011, the FASB issued Accounting Standards Update 2011-07 (“ASU 2011-07”), Health Care Entities (Topic 954): Presentation and Disclosure of Patient Service Revenue, Provision for Bad Debts and the Allowance for Doubtful Accounts for Certain Health Care Entities in order to provide financial statement users with greater transparency about a health care entity’s net patient service revenue and the related allowance for doubtful accounts. The amendments require health care entities that recognize significant amounts of patient service revenue at the time the services are rendered even though they do not assess the patient’s ability to pay to present the provision for bad debts related to patient service revenue as a deduction from patient service revenue (net of contractual allowances and discounts) on their statement of operations. The provision for bad debts must be reclassified from an operating expense to a deduction from patient service revenue. Additionally, these health care entities are required to provide enhanced disclosures about their policies for recognizing revenue and assessing bad debts. The amendments also require disclosures of patient service revenue (net of contractual allowances and discounts) as well as qualitative and quantitative information about changes in the allowance for doubtful accounts.

For public entities, the disclosures required under ASU 2011-07 are effective for fiscal years and interim periods within those fiscal years beginning after December 15, 2011, with early adoption permitted. The amendments to the presentation of the provision for bad debts related to patient service revenue in the statement of operations should be applied retrospectively to all prior periods presented. We are currently evaluating the impact of ASU 2011-07 on our operations.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated Statements of Income
 (unaudited)
(in thousands, except share data)

	For the three months		For the six months
	ended June 30,		ended June 30,
	2011	2010	2011	2010

Net revenue:
Dialysis Care	$2,361,563	$2,224,321	$4,646,879	$4,395,105
Dialysis Products	832,489	721,878	1,583,561	1,433,223

	3,194,052	2,946,199	6,230,440	5,828,328

Costs of revenue:
Dialysis Care	1,651,399	1,554,649	3,317,593	3,096,330
Dialysis Products	420,726	379,942	755,821	756,098

	2,072,125	1,934,591	4,073,414	3,852,428

Gross profit	1,121,927	1,011,608	2,157,026	1,975,900

Operating (income) expenses:
Selling, general and administrative	594,480	525,584	1,165,928	1,043,321
Research and development	26,783	21,373	52,932	44,462
Income from equity method investees	(8,880)	(1,914)	(16,462)	(3,627)

Operating income	509,544	466,565	954,628	891,744

Other (income) expense:
Interest income	(15,579)	(8,244)	(26,000)	(14,083)
Interest expense	90,183	76,468	172,169	149,732

Income before income taxes	434,940	398,341	808,459	756,095
Income tax expense	148,856	129,075	273,260	256,603

Net income	286,084	269,266	535,199	499,492
Less: Net income attributable to noncontrolling interests	25,323	20,997	53,737	40,107

Net income attributable to FMC-AG & Co. KGaA	$260,761	$248,269	$481,462	$459,385

Basic income per ordinary share	$0.86	$0.83	$1.59	$1.53

Fully diluted income per ordinary share	$0.86	$0.82	$1.58	$1.52

See accompanying notes to unaudited consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated Statements of Comprehensive Income
(unaudited)
(in thousands, except share data)

	For the three months		For the six months
	ended June 30,		ended June 30,
	2011	2010	2011	2010

Net Income	$286,084	$269,266	$535,199	$499,492

Gain (loss) related to cash flow hedges	(1,855)	(55,489)	2,129	(72,951)
Actuarial gains (losses) on defined benefit pension plans	1,782	1,220	3,565	2,410
Gain (loss) related to foreign currency translation	47,405	(184,969)	166,358	(309,906)
Income tax benefit (expense) related to components of other comprehensive income	(4,696)	14,271	(8,847)	19,152

Other comprehensive income (loss), net of tax	42,636	(224,967)	163,205	(361,295)

Total comprehensive income	$328,720	$44,299	$698,404	$138,197
Comprehensive income attributable to noncontrolling interests	26,080	21,212	54,762	39,207

Comprehensive income attributable to FMC-AG & Co. KGaA	$302,640	$23,087	$643,642	$98,990

See accompanying notes to unaudited consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated Balance Sheets
 At June 30, 2011 and December 31, 2010
(in thousands, except share data)

	June 30,	December 31,
	2011	2010
	(unaudited)	(audited)

Assets
Current assets:
Cash and cash equivalents	$449,253	$522,870
Trade accounts receivable less allowance for doubtful accounts of $284,171 in 2011 and $277,139 in 2010	2,947,033	2,573,258
Accounts receivable from related parties	114,873	113,976
Inventories	976,893	809,097
Prepaid expenses and other current assets	985,154	783,231
Deferred taxes	348,731	350,162

Total current assets	5,821,937	5,152,594

Property, plant and equipment, net	2,656,984	2,527,292
Intangible assets	696,707	692,544
Goodwill	8,902,372	8,140,468
Deferred taxes	91,284	93,168
Investment in equity method investees	344,986	250,373
Other assets and Notes Receivables	538,364	238,222

Total assets	$19,052,634	$17,094,661

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	$490,799	$420,637
Accounts payable to related parties	135,836	121,887
Accrued expenses and other current liabilities	1,687,871	1,537,423
Short-term borrowings and other financial liabilities	760,957	670,671
Short-term borrowings from related parties	161,363	9,683
Current portion of long-term debt and capital lease obligations	230,817	263,982

Company-obligated mandatorily redeemable preferred securities of subsidiary Fresenius Medical Care Capital Trusts holding solely Company-guaranteed debentures of subsidiaries – current portion	–	625,549
Income tax payable	120,877	117,542
Deferred taxes	29,774	22,349

Total current liabilities	3,618,294	3,789,723

Long-term debt and capital lease obligations, less current portion	5,960,463	4,309,676
Other liabilities	273,255	294,015
Pension liabilities	211,099	190,150
Income tax payable	180,931	200,581
Deferred taxes	580,866	506,896

Total liabilities	10,824,908	9,291,041

Noncontrolling interests subject to put provisions	306,723	279,709

Shareholders’ equity:

Preference shares, no par value, €1.00 nominal value, 12,356,880 shares authorized, 3,963,293 issued and outstanding	4,449	4,440

Ordinary shares, no par value, €1.00 nominal value, 373,436,220 shares authorized, 298,964,667 issued and outstanding	369,986	369,002
Additional paid-in capital	3,368,938	3,339,781
Retained earnings	4,058,893	3,858,080
Accumulated other comprehensive (loss) income	(31,865)	(194,045)

Total FMC-AG & Co. KGaA shareholders’ equity	7,770,401	7,377,258
Noncontrolling interests not subject to put provisions	150,602	146,653
Total equity	7,921,003	7,523,911

Total liabilities and equity	$19,052,634	$17,094,661

See accompanying notes to unaudited consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated Statements of Cash Flows
For the six months ended June 30, 2011 and 2010
(unaudited)
(in thousands)

	For the six months
	ended June 30,
	2011	2010

Operating Activities:
Net income	$535,199	$499,492
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	272,273	245,365
Change in deferred taxes, net	53,336	(747)
(Gain) loss on sale of investments	(115)	(1,852)
(Gain) loss on sale of fixed assets	(818)	(86)
Compensation expense related to stock options	14,631	13,712
Cash outflow from hedging	(58,581)	–
Changes in assets and liabilities, net of amounts from businesses acquired:
Trade accounts receivable, net	(263,509)	(94,298)
Inventories	(120,325)	(33,482)
Prepaid expenses, other current and non-current assets	(78,091)	(91,264)
Accounts receivable from related parties	(2,164)	128,263
Accounts payable to related parties	6,108	(133,600)
Accounts payable, accrued expenses and
other current and non-current liabilities	155,153	129,381
Income tax payable	(26,534)	(17,421)

Net cash provided by (used in) operating activities	486,563	643,463

Investing Activities:
Purchases of property, plant and equipment	(238,384)	(226,635)
Proceeds from sale of property, plant and equipment	8,088	8,582

Acquisitions and investments, net of cash acquired, and purchases of intangible assets	(1,122,458)	(291,247)
Proceeds from divestitures	–	7,867

Net cash provided by (used in) investing activities	(1,352,754)	(501,433)

Financing Activities:
Proceeds from short-term borrowings and other financial liabilities	69,252	72,674
Repayments of short-term borrowings and other financial liabilities	(99,760)	(65,870)
Proceeds from short-term borrowings from related parties	146,494	–

Proceeds from long-term debt and capital lease obligations (net of debt issuance costs and other hedging costs of $72,926 in 2011 and $10,218 in 2010)	1,660,189	828,735
Repayments of long-term debt and capital lease obligations	(211,568)	(495,003)
Redemption of trust preferred securities	(653,760)	–
Increase (decrease) of accounts receivable securitization program	130,000	86,000
Proceeds from exercise of stock options	31,741	28,084
Dividends paid	(280,649)	(231,967)
Distributions to noncontrolling interests	(61,735)	(67,562)
Contributions from noncontrolling interests	12,290	14,850

Net cash provided by (used in) financing activities	742,494	169,941

Effect of exchange rate changes on cash and cash equivalents	50,080	(40,345)

Cash and Cash Equivalents:

Net increase (decrease) in cash and cash equivalents	(73,617)	271,626
Cash and cash equivalents at beginning of period	522,870	301,225

Cash and cash equivalents at end of period	$449,253	$572,851

See accompanying notes to unaudited consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated Statement of Shareholders’ Equity
For the six months ended June 30, 2011 (unaudited) and year ended December 31, 2010 (audited)
(in thousands, except share data)

								Total
							Accumulated	FMC-AG &	Noncontrolling
	Preference Shares		Ordinary Shares		Additional		Other	Co. KGaA	interests not
	Number of	No par	Number of	No par	paid in	Retained	comprehensive	shareholders’	subject to put	Total
	shares	value	shares	value	capital	earnings	income (loss)	equity	provisions	Equity

Balance at December 31, 2009	3,884,328	$4,343	295,746,635	$365,672	$3,243,466	$3,111,530	$(49,724)	$6,675,287	$123,103	$6,798,390
Proceeds from exercise of options and related tax effects	72,840	97	2,532,366	3,330	98,819	–	–	102,246	–	102,246
Compensation expense related to stock options	–	–	–	–	27,981	–	–	27,981	–	27,981
Dividends paid	–	–	–	–	–	(231,967)	–	(231,967)	–	(231,967)
Purchase/ sale of noncontrolling interests	–	–	–	–	(6,263)	–	–	(6,263)	17,295	11,032
Contributions from / to noncontrolling interests	–	–	–	–	–	–	–	–	(54,225)	(54,225)
Changes in fair value of noncontrolling interests subject to put provisions	–	–	–	–	(24,222)	–	–	(24,222)	–	(24,222)
Net income	–	–	–	–	–	978,517	–	978,517	58,040	1,036,557
Other comprehensive income (loss)	–	–	–	–	–	–	(144,321)	(144,321)	2,440	(141,881)

Comprehensive income	–	–	–	–	–	–	–	834,196	60,480	894,676

Balance at December 31, 2010	3,957,168	$4,440	298,279,001	$369,002	$3,339,781	$3,858,080	$(194,045)	$7,377,258	$146,653	$7,523,911

Proceeds from exercise of options and related tax effects	6,125	9	685,666	984	29,196	–	–	30,189	–	30,189
Compensation expense related to stock options	–	–	–	–	14,631	–	–	14,631	–	14,631
Dividends paid	–	–	–	–	–	(280,649)	–	(280,649)	–	(280,649)
Purchase/ sale of noncontrolling interests	–	–	–	–	596	–	–	596	(7,071)	(6,475)
Contributions from / to noncontrolling interests	–	–	–	–	–	–	–	–	(23,787)	(23,787)
Changes in fair value of noncontrolling interests subject to put provisions	–	–	–	–	(15,266)	–	–	(15,266)	–	(15,266)
Net income	–	–	–	–	–	481,462	–	481,462	34,328	515,790
Other comprehensive income (loss)	–	–	–	–	–	–	162,180	162,180	479	162,659

Comprehensive income	–	–	–	–	–	–	–	643,642	34,807	678,449

Balance at June 30, 2011	3,963,293	$4,449	298,964,667	$369,986	$3,368,938	$4,058,893	$(31,865)	$7,770,401	$150,602	$7,921,003

See accompanying notes to unaudited consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements
(unaudited)
(in thousands, except share and per share data)

1.	The Company and Basis of Presentation

The Company

Fresenius Medical Care AG & Co. KGaA (“FMC-AG & Co. KGaA” or the “Company”), a German partnership limited by shares (Kommanditgesellschaft auf Aktien), is the world’s largest kidney dialysis company, operating in both the field of dialysis services and the field of dialysis products for the treatment of end-stage renal disease (“ESRD”). The Company’s dialysis business is vertically integrated, providing dialysis treatment at dialysis clinics it owns or operates and supplying these clinics with a broad range of products. In addition, the Company sells dialysis products to other dialysis service providers. In the United States, the Company also performs clinical laboratory testing and provides inpatient dialysis services and other services under contract to hospitals.

In this report, “FMC-AG & Co. KGaA,” or the “Company,” “we,” “us” or “our” refers to the Company or the Company and its subsidiaries on a consolidated basis, as the context requires.

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The consolidated financial statements at June 30, 2011 and for the three- and six-month periods ended June 30, 2011 and 2010 contained in this report are unaudited and should be read in conjunction with the consolidated financial statements contained in the Company’s 2010 Annual Report on Form 20-F. The preparation of consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Such financial statements reflect all adjustments that, in the opinion of management, are necessary for a fair presentation of the results of the periods presented. All such adjustments are of a normal recurring nature.

The accounting policies applied in the accompanying consolidated financial statements are the same as those applied in the consolidated financial statements as at and for the year ended December 31, 2010, contained in the Company’s 2010 Annual Report on Form 20-F, unless indicated otherwise.

The results of operations for the six-month period ended June 30, 2011 are not necessarily indicative of the results of operations for the year ending December 31, 2011.

Certain items in the prior periods’s comparative consolidated financial statements have been reclassified to conform to the current period’s presentation.

2.	Acquisitions

On January 4, 2011, the Company announced the signing of a purchase agreement to acquire International Dialysis Centers (“IDC”), Euromedic International’s (“Euromedic”) dialysis service business for €529,214 (approximately $764,873 as of June 30, 2011). The increase over the original purchase price of €485,000 reflects adjustments for the seller’s final cash and debt positions at closing and the effects of the delay in closing resulting from the regulatory approval process. IDC treats over 8,200 hemodialysis patients predominantly in Central and Eastern Europe and operates a total of 70 clinics in nine countries. With the exception of Portugal, where the review is still ongoing, closing occurred on June 30, 2011 following final regulatory approvals by the relevant anti-trust authorities which includes a mandate for the divestiture of five of the acquired clinics. The Company recorded the acquired assets and liabilities at book value as of June 30, 2011, as it was unable to perform a preliminary review to

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements – (Continued)
(unaudited)
(in thousands, except share and per share data)

determine an initial purchase price allocation due to the late date of the closing. The difference of approximately €455,631 ($658,523 at June 30, 2011) between the purchase price and the seller’s book values of its assets and liabilities has been recorded by the Company as goodwill. The Company expects to complete the purchase price allocation by the end of 2011.

3.	Related Party Transactions

a)	Service and Lease Agreements

The Company’s parent, Fresenius SE & Co. KGaA, is a German partnership limited by shares resulting from the change of legal form effective January 28, 2011, of Fresenius SE, a European Company (Societas Europaea), and which, prior to July 13, 2007, was called Fresenius AG, a German stock corporation. In these Consolidated Financial Statements, Fresenius SE refers to that company as a partnership limited by shares, effective on and after January 28, 2011, as well as both before and after the conversion of Fresenius AG from a stock corporation into a European Company. Fresenius SE owns 100% of the share capital of Fresenius Medical Care Management AG, the Company’s general partner (“General Partner”) and is the Company’s largest shareholder owning approximately 35.7% of the Company’s voting shares as of June 30, 2011. In August 2008, a subsidiary of Fresenius SE issued Mandatory Exchangeable Bonds in the aggregate principal amount of €554,400. These are due on August 14, 2011 when they will be mandatorily exchangeable into ordinary shares of the Company. Upon maturity, the issuer must deliver a certain number of the Company’s ordinary shares to the bond holders. As a result, Fresenius SE’s holding of the Company’s ordinary shares may decrease to approximately 30-31%.

The Company is party to service agreements with Fresenius SE and certain of its affiliates (collectively the “Fresenius SE Companies”) to receive services, including, but not limited to: administrative services, management information services, employee benefit administration, insurance, information technology services, tax services and treasury management services. During the six-month periods ended June 30, 2011 and 2010, amounts charged by Fresenius SE to the Company under the terms of these agreements were $34,251 and $32,099, respectively. The Company also provides certain services to the Fresenius SE Companies, including research and development, central purchasing and warehousing. The Company charged $3,144 and $3,269 for services rendered to the Fresenius SE Companies during the first six months of 2011 and 2010 respectively.

Under real estate operating lease agreements entered into with the Fresenius SE Companies, which are leases for the corporate headquarters in Bad Homburg, Germany and production sites in Schweinfurt and St. Wendel, Germany, the Company paid the Fresenius SE Companies $12,910 and $9,689 during the six-month periods ended June 30, 2011 and 2010, respectively. The majority of the leases expire in 2016 and contain renewal options.

The Company’s Articles of Association provide that the General Partner shall be reimbursed for any and all expenses in connection with management of the Company’s business, including remuneration of the members of the General Partner’s supervisory board and the General Partner’s management board. The aggregate amount reimbursed to the General Partner was $6,108 and $4,983, respectively, for its management services during the six-month periods ended June 30, 2011 and 2010.

b)	Products

For the first six months of 2011 and 2010, the Company sold products to the Fresenius SE Companies for $9,812 and $7,184 respectively. During the same periods, the Company made purchases from the Fresenius SE Companies in the amount of $25,989 and $22,553, respectively.

Also, the Company has entered into agreements to provide renal products and pharmaceutical supplies to equity method investees. Under these agreements, the Company sold $3,332 of products to equity method investees during the first six months of 2011.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements – (Continued)
(unaudited)
(in thousands, except share and per share data)

In addition to the purchases noted above, the Company currently purchases heparin supplied by APP Pharmaceuticals Inc. (“APP Inc.”), through an independent group purchasing organization (“GPO”). APP Inc. is wholly-owned by Fresenius Kabi AG, a wholly-owned subsidiary of Fresenius SE. The Company has no direct supply agreement with APP Inc. and does not submit purchase orders directly to APP Inc. During the six-month periods ended June 30, 2011 and 2010, Fresenius Medical Care Holdings, Inc. (“FMCH”) acquired approximately $12,869 and $15,591, respectively, of heparin from APP Inc. through the GPO contract, which was negotiated by the GPO at arm’s length on behalf of all members of the GPO.

c)	Financing Provided by and to Fresenius SE and the General Partner

On June 30, 2011, the Company borrowed €104,400 ($150,889 at June 30, 2011) from Fresenius SE at 2.45% with repayment due July 31, 2011. On July 31, 2011, the amount was increased to €109,300 ($155,682 at July 31, 2011) and the note extended to August 31, 2011 at an interest rate of 2.558%.

In January 2011, the Company reached a court settlement with the German tax authorities on a disallowed impairment charge recognized in 1997. As the Company was party to a German trade tax group with Fresenius SE and certain of Fresenius SE’s other affiliates for fiscal years 1997 - 2001, the Company and Fresenius SE had entered into an agreement on how to allocate potential tax effects of the disallowed impairment charge, including interest on prepayments, upon resolution between the Company and the German tax authorities. As a result, the Company recognized €2,560 ($3,592 as of June 30, 2011) as a tax expense for interest payable to Fresenius SE in 2011.

Throughout 2010, the Company, under its cash pooling agreement, made cash advances to Fresenius SE. The balance outstanding at December 31, 2010 of €24,600 ($35,554 as of December 31, 2010) was fully repaid on January 3, 2011 at an interest rate of 1.942%.

On August 19, 2009, the Company borrowed €1,500 ($2,168 as of June 30, 2011) from the General Partner at 1.335%. The loan repayment, originally due on August 19, 2010, was extended until August 19, 2011.

During 2009, the Company reclassified an account payable to Fresenius SE in the amount of €77,745 to short-term borrowings from related parties. The amount represents taxes payable by the Company arising from the period 1997-2001 during which German trade taxes were paid by Fresenius SE on behalf of the Company. Of this amount, €5,747 ($8,306 at June 30, 2011) was outstanding at June 30, 2011 at an interest rate of 6% and will be repaid in 2011.

4.	Inventories

As of June 30, 2011 and December 31, 2010, inventories consisted of the following:

	June 30,	December 31,
	2011	2010

Raw materials and purchased components	$167,437	$158,163
Work in process	73,639	56,345
Finished goods	620,132	475,641
Health care supplies	115,685	118,948

Inventories	$976,893	$809,097

The Company has a contingent liability of up to $70,771, subject to renegotiation of certain supply contracts.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements – (Continued)
(unaudited)
(in thousands, except share and per share data)

5.	Other Assets and Notes Receivables

During the first quarter of 2011, the Company loaned $294,000 to Renal Advantage Partners LLC, the parent company of Renal Advantage, Inc., a provider of dialysis services, which included a $60,000 conversion right for a 49% minority equity interest in Renal Advantage Partners LLC. The conversion right was exercised and became effective May 1, 2011. The remaining loan is classified within “Other assets and Notes Receivables” in the balance sheet and the participation received resulting from the exercise of the conversion right is classified within “Investment in equity method investees.” Additionally, the Company has entered into agreements to provide renal products and pharmaceutical supplies as well as other services to Renal Advantage Partners LLC and Liberty Dialysis, Inc. On August 2, 2011, the Company announced its plans to acquire 100% of Liberty Dialysis Holdings, Inc, the owner of all of the business of Liberty Dialysis and owner of the remaining 51% stake in Renal Advantage, Inc. See Note 17, “Subsequent Events.”

6.	Short-Term Borrowings, Other Financial Liabilities and Short-Term Borrowings from Related Parties

As of June 30, 2011 and December 31, 2010, short-term borrowings, other financial liabilities and short-term borrowings from related parties consisted of the following:

	June 30,	December 31,
	2011	2010

Borrowings under lines of credit	$111,841	$131,791
Accounts receivable facility	640,000	510,000
Other financial liabilities	9,116	28,880

Short-term borrowings and other financial liabilities	760,957	670,671
Short-term borrowings from related parties (see Note 3.c.)	161,363	9,683

Short-term borrowings, Other financial liabilities and Short-term borrowings from related parties	$922,320	$680,354

7.	Long-term Debt and Capital Lease Obligations

As of June 30, 2011 and December 31, 2010, long-term debt and capital lease obligations consisted of the following:

	June 30,	December 31,
	2011	2010

Amended 2006 Senior Credit Agreement	$3,474,088	$2,953,890
Senior Notes	1,929,959	824,446
Euro Notes	289,060	267,240
EIB Agreements	366,960	351,686
Capital lease obligations	15,652	15,439
Other	115,561	160,957

	6,191,280	4,573,658
Less current maturities	(230,817)	(263,982)

	$5,960,463	$4,309,676

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements – (Continued)
(unaudited)
(in thousands, except share and per share data)

Amended 2006 Senior Credit Agreement

The following table shows the available and outstanding amounts under the Amended 2006 Senior Credit Agreement at June 30, 2011 and December 31, 2010:

	Maximum Amount
	Available		Balance Outstanding
	June 30,	December 31,	June 30,	December 31,
	2011	2010	2011	2010

Revolving Credit	$1,200,000	$1,200,000	$669,397	$81,126
Term Loan A	1,275,000	1,335,000	1,275,000	1,335,000
Term Loan B	1,529,691	1,537,764	1,529,691	1,537,764

	$4,004,691	$4,072,764	$3,474,088	$2,953,890

In addition, at June 30, 2011 and December 31, 2010, the Company had letters of credit outstanding in the amount of $180,766 and $121,518, respectively, which are not included above as part of the balance outstanding at those dates but which reduce available borrowings under the revolving credit facility.

Senior Notes

Senior Notes Issued February 2011

On February 3, 2011, Fresenius Medical Care US Finance, Inc. (“US Finance”), a wholly-owned subsidiary of the Company, issued $650,000 aggregate principal amount of senior unsecured notes with a coupon of 5.75% (the “5.75% Senior Notes”) at an issue price of 99.060% and FMC Finance VII S.A. (“Finance VII”), a wholly-owned subsidiary of the Company, issued €300,000 aggregate principal amount ($412,350 at date of issuance) of senior unsecured notes with a coupon 5.25% (the “5.25% Senior Notes”) at par. The 5.75% Senior Notes had a yield to maturity of 5.875%. Both the 5.75% Senior Notes and the 5.25% Senior Notes are due February 15, 2021. US Finance and Finance VII may redeem the 5.75% Senior Notes and 5.25% Senior Notes, respectively, at any time at 100% of principal plus accrued interest and a premium calculated pursuant to the terms of the applicable indenture. The holders of the 5.75% Senior Notes and the 5.25% Senior Notes have a right to request that the respective issuers of the notes repurchase the applicable issue of notes at 101% of principal plus accrued interest upon the occurrence of a change of control of the Company followed by a decline in the rating of the respective notes. The Company used the net proceeds of approximately $1,035,000 to repay indebtedness outstanding under its accounts receivable facility and the revolving credit facility of the Amended 2006 Senior Credit Agreement, for acquisitions, including payments under our recent acquisition of International Dialysis Centers announced on January 4, 2011 (see Note 2), and for general corporate purposes to support our renal dialysis products and services business. The 5.75% Senior Notes and the 5.25% Senior Notes are guaranteed on a senior basis jointly and severally by the Company, Fresenius Medical Care Holdings, Inc. (“FMCH”) and Fresenius Medical Care Deutschland GmbH (“D-GmbH”) (together, the “Guarantor Subsidiaries”) .

6 7/8% Senior Notes

On June 20, 2011, US Finance acquired substantially all of the assets of FMC Finance III S.A. (“FMC Finance III”) and assumed the obligations of FMC Finance III under its $500,000 6 7/8% Senior Notes due 2017 (the “6 7/8% Senior Notes”) and the related indenture. The guarantees of the Company and the Guarantor Subsidiaries for the 6 7/8% Senior Notes have not been amended and remain in full force and effect.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements – (Continued)
(unaudited)
(in thousands, except share and per share data)

8.	Stock Options

Fresenius Medical Care AG & Co. KGaA Stock Option Plan 2011

On May 12, 2011, the Fresenius Medical Care AG & Co. KGaA Stock Option Plan 2011 (the “2011 Plan”) was established by resolution of the Company’s Annual General Meeting (“AGM”) with a conditional capital increase up to €12,000 subject to the issue of up to twelve million non-par value bearer ordinary shares with a nominal value of €1.00 each. Under the 2011 Plan, up to twelve million options can be issued, each of which can be exercised to obtain one ordinary share, with up to two million options designated for members of the Management Board of the General Partner, up to two and a half million options designated for members of management boards of direct or indirect subsidiaries of the Company and up to seven and a half million options designated for managerial staff members of the Company and such subsidiaries. The Company may issue new shares to fulfill the stock option obligations or the Company may issue shares that it has acquired or which the Company itself has in its own possession. With respect to participants who are members of the General Partner’s Management Board, the General Partner’s Supervisory Board has sole authority to grant stock options and exercise other decision making powers under the 2011 Plan (including decisions regarding certain adjustments and forfeitures). The General Partner has such authority with respect to all other participants in the 2011 Plan.

Options under the 2011 Plan can be granted on the last Monday in July and/or the first Monday in December during the life of the plan. The exercise price of options granted under the 2011 Plan shall be the average stock exchange price on the Frankfurt Stock Exchange of the Company’s ordinary shares during the 30 calendar days immediately prior to each grant date. Options granted under the 2011 Plan have an eight-year term and can be exercised only after a four-year vesting period. The vesting of options granted is subject to achievement of performance targets measured over a four-year period beginning with the first day of the year of the grant. For each such year, the performance target is achieved if the Company’s adjusted basic income per ordinary share (“Adjusted EPS”), as calculated in accordance with the 2011 Plan, increases by at least 8% year over year during the vesting period or, if this is not the case, the compounded annual growth rate of the Adjusted EPS reflects an increase of at least 8% per year of the adjusted EPS during the four-year vesting period beginning with the Adjusted EPS for the year of grant as compared to the Adjusted EPS for the year preceding such grant. At the end of the vesting period, one-fourth of the options granted are forfeited for each year in which the performance target is not met or exceeded. Vesting of the portion or portions of a grant for a year or years in which the performance target is met does not occur until completion of the four-year vesting period.

Options granted under the 2011 Plan to US participants are non-qualified stock options under the United States Internal Revenue Code of 1986, as amended. Options under the 2011 Plan are not transferable by a participant or a participant’s heirs, and may not be pledged, assigned, or disposed of otherwise.

Fresenius Medical Care AG & Co. KGaA Phantom Stock Plan 2011

The Fresenius Medical Care AG & Co. KGaA Phantom Stock Plan 2011 (the “2011 Phantom Stock Plan”) was established in the second quarter of 2011. Awards of phantom stock under the 2011 Phantom Stock Plan can be granted on the last Monday in July and/or the first Monday in December. Phantom stock awards under the 2011 Phantom Stock Plan entitles the holders to receive payment in Euro from the Company upon exercise of the phantom stock. The payment per Phantom Stock share in lieu of the issuance of such stock shall be based upon the stock exchange price on the Frankfurt Stock Exchange of one of the Company’s ordinary shares on the exercise date. Phantom stock will be granted over a five year period of time and all phantom stock will have a five-year term but can be exercised only after a four-year vesting period, or as otherwise expressly stated in the plan, beginning with the first day of the year of the grant. The vesting of the phantom stock granted is subject to achievement of performance targets measured over a four-year period. For each such year, the performance target is achieved if the Company’s adjusted EPS, as calculated in accordance with the 2011 Phantom Stock Plan (“Adjusted EPS”),

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements – (Continued)
(unaudited)
(in thousands, except share and per share data)

increases by at least 8% year over year during the vesting period or, if this is not the case, the compounded annual growth rate of the Adjusted EPS reflects an increase of at least 8% per year of the Adjusted EPS during the four-year vesting period beginning with Adjusted EPS for the year of grant as compared to Adjusted EPS for the year preceding such grant. At the end of the vesting period, one-fourth of the phantom stock granted are forfeited for each year in which the performance target is not met or exceeded. Vesting of the portion or portions of a grant for a year or years in which the performance target is met does not occur until completion of the four-year vesting period.

Other stock option plans

On May 12, 2011, the remaining conditional capitals of the employee’s participation plan of 1996 and the Stock Option Program from 1998 were cancelled by resolution of the Company’s AGM. Both plans have expired and no further bonds can be converted or stock options exercised.

9.	Earnings Per Share

The following table contains reconciliations of the numerators and denominators of the basic and diluted earnings per share computations for the three- and six-month periods ended June 30, 2011 and 2010:

	For the three months		For the six months
	ended June 30,		ended June 30,
	2011	2010	2011	2010

Numerators:
Net income attributable to FMC-AG & Co. KGaA	$260,761	$248,269	$481,462	$459,385
less:
Dividend preference on Preference shares	28	25	55	51

Income available to all classes of shares	$260,733	$248,244	$481,407	$459,334

Denominators:
Weighted average number of:
Ordinary shares outstanding	298,559,749	296,104,554	298,427,098	295,926,583
Preference shares outstanding	3,958,515	3,899,075	3,957,978	3,894,560

Total weighted average shares outstanding	302,518,264	300,003,629	302,385,076	299,821,143
Potentially dilutive Ordinary shares	2,336,573	1,775,499	2,095,345	1,594,139
Potentially dilutive Preference shares	21,174	49,206	20,432	46,919

Total weighted average Ordinary shares outstanding assuming dilution	300,896,322	297,880,053	300,522,443	297,520,722
Total weighted average Preference shares outstanding assuming dilution	3,979,689	3,948,281	3,978,410	3,941,479

Basic income per Ordinary share	$0.86	$0.83	$1.59	$1.53
Plus preference per Preference shares	0.01	—	0.02	0.02

Basic income per Preference share	$0.87	$0.83	$1.61	$1.55

Fully diluted income per Ordinary share	$0.86	$0.82	$1.58	$1.52
Plus preference per Preference shares	—	0.01	0.01	0.02

Fully diluted income per Preference share	$0.86	$0.83	$1.59	$1.54

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements – (Continued)
(unaudited)
(in thousands, except share and per share data)

10.	Employee Benefit Plans

The Company currently has two principal pension plans, one for German employees, the other covering employees in the United States, the latter of which was curtailed in 2002. Plan benefits are generally based on years of service and final salary. As there is no legal requirement in Germany to fund defined benefit plans, the Company’s pension obligations in Germany are unfunded. Each year FMCH, a wholly-owned subsidiary of the Company and its principal North American subsidiary, contributes to the plan covering United States employees at least the minimum required by the Employee Retirement Income Security Act of 1974, as amended.

The following table provides the calculations of net periodic benefit cost for the three- and six-month periods ended June 30, 2011 and 2010.

	Three months ended		Six months ended
	June 30,		June 30,
	2011	2010	2011	2010

Components of net periodic benefit cost:
Service cost	$2,735	$1,915	$5,357	$3,965
Interest cost	6,139	5,521	12,175	11,188
Expected return on plan assets	(4,275)	(4,366)	(8,550)	(8,732)
Amortization of unrealized losses	1,801	1,221	3,601	2,411

Net periodic benefit costs	$6,400	$4,291	$12,583	$8,832

11.	Mandatorily Redeemable Trust Preferred Securities

On June 15, 2011, the Company redeemed the Trust Preferred Securities that became due on that date and that were issued in 2001 by Fresenius Medical Care Capital Trust IV and V in the amount of $225,000 and €300,000, respectively, primarily with funds obtained under existing credit facilities.

12.	Noncontrolling Interests Subject to Put Provisions

The Company has potential obligations to purchase the noncontrolling interests held by third parties in certain of its consolidated subsidiaries. These obligations are in the form of put provisions and are exercisable at the third-party owners’ discretion within specified periods as outlined in each specific put provision. If these put provisions were exercised, the Company would be required to purchase all or part of third-party owners’ noncontrolling interests at the appraised fair value at the time of exercise. The methodology the Company uses to estimate the fair values of the noncontrolling interest subject to put provisions assumes the greater of net book value or a multiple of earnings, based on historical earnings, development stage of the underlying business and other factors. The estimated fair values of the noncontrolling interests subject to these put provisions can also fluctuate and the implicit multiple of earnings at which these noncontrolling interest obligations may ultimately be settled could vary significantly from our current estimates depending upon market conditions.

As of June 30, 2011 and December 31, 2010 the Company’s potential obligations under these put options are $306,723 and $279,709, respectively, of which, at June 30, 2011, $93,482 were exercisable. No options were exercised during the first six months of 2011.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements – (Continued)
(unaudited)
(in thousands, except share and per share data)

Following is a roll forward of noncontrolling interests subject to put provisions for the six months ended June 30, 2011 and the year ended December 31, 2010:

	June 30,	December 31,
	2011	2010

Beginning balance	$279,709	$231,303
Contributions to noncontrolling interests	(18,435)	(38,964)
Purchase/ sale of noncontrolling interests	6,819	28,969
Contributions from noncontrolling interests	3,409	5,289
Changes in fair value of noncontrolling interests	15,266	24,222
Net income	19,409	28,839
Other comprehensive income (loss)	546	51

Ending balance	$306,723	$279,709

13.	Commitments and Contingencies

Legal Proceedings

The Company is routinely involved in numerous claims, lawsuits, regulatory and tax audits, investigations and other legal matters arising, for the most part, in the ordinary course of its business of providing healthcare services and products. The outcome of litigation and other legal matters is always difficult to accurately predict and outcomes that are not consistent with the Company’s view of the merits can occur. The Company believes that it has valid defenses to the legal matters pending against it and is defending itself vigorously. Nevertheless, it is possible that the resolution of one or more of the legal matters currently pending or threatened could have a material adverse effect on its business, results of operations and financial condition.

Commercial Litigation

The Company was originally formed as a result of a series of transactions it completed pursuant to the Agreement and Plan of Reorganization dated as of February 4, 1996, by and between W.R. Grace & Co. and Fresenius SE (the “Merger”). At the time of the Merger, a W.R. Grace & Co. subsidiary known as W.R. Grace & Co.-Conn. had, and continues to have, significant liabilities arising out of product-liability related litigation (including asbestos-related actions), pre-Merger tax claims and other claims unrelated to National Medical Care, Inc. (“NMC”), which was W.R. Grace & Co.’s dialysis business prior to the Merger. In connection with the Merger, W.R. Grace & Co.-Conn. agreed to indemnify the Company, FMCH, and NMC against all liabilities of W.R. Grace & Co., whether relating to events occurring before or after the Merger, other than liabilities arising from or relating to NMC’s operations. W.R. Grace & Co. and certain of its subsidiaries filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code (the “Grace Chapter 11 Proceedings”) on April 2, 2001.

Prior to and after the commencement of the Grace Chapter 11 Proceedings, class action complaints were filed against W.R. Grace & Co. and FMCH by plaintiffs claiming to be creditors of W.R. Grace & Co.-Conn., and by the asbestos creditors’ committees on behalf of the W.R. Grace & Co. bankruptcy estate in the Grace Chapter 11 Proceedings, alleging among other things that the Merger was a fraudulent conveyance, violated the uniform fraudulent transfer act and constituted a conspiracy. All such cases have been stayed and transferred to or are pending before the U.S. District Court as part of the Grace Chapter 11 Proceedings.

In 2003, the Company reached agreement with the asbestos creditors’ committees on behalf of the W.R. Grace & Co. bankruptcy estate and W.R. Grace & Co. in the matters pending in the Grace Chapter 11 Proceedings for the settlement of all fraudulent conveyance and tax claims against it and other claims related to the Company

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements – (Continued)
(unaudited)
(in thousands, except share and per share data)

that arise out of the bankruptcy of W.R. Grace & Co. Under the terms of the settlement agreement as amended (the “Settlement Agreement”), fraudulent conveyance and other claims raised on behalf of asbestos claimants will be dismissed with prejudice and the Company will receive protection against existing and potential future W.R. Grace & Co. related claims, including fraudulent conveyance and asbestos claims, and indemnification against income tax claims related to the non-NMC members of the W.R. Grace & Co. consolidated tax group upon confirmation of a W.R. Grace & Co. bankruptcy reorganization plan that contains such provisions. Under the Settlement Agreement, the Company will pay a total of $115,000 without interest to the W.R. Grace & Co. bankruptcy estate, or as otherwise directed by the Court, upon plan confirmation. No admission of liability has been or will be made. The Settlement Agreement has been approved by the U.S. District Court. In January and February 2011, the U.S. Bankruptcy Court entered orders confirming the joint plan of reorganization. These confirmation orders are pending before the U.S. District Court. Subsequent to the Merger, W.R. Grace & Co. was involved in a multi-step transaction involving Sealed Air Corporation (“Sealed Air,” formerly known as Grace Holding, Inc.). The Company is engaged in litigation with Sealed Air to confirm its entitlement to indemnification from Sealed Air for all losses and expenses incurred by the Company relating to pre-Merger tax liabilities and Merger-related claims. Under the Settlement Agreement, upon final confirmation of a plan of reorganization that satisfies the conditions of the Company’s payment obligation, this litigation will be dismissed with prejudice.

On April 4, 2003, FMCH filed a suit in the U.S. District Court for the Northern District of California, styled Fresenius USA, Inc., et al., v. Baxter International Inc., et al., Case No. C 03-1431, seeking a declaratory judgment that FMCH does not infringe patents held by Baxter International Inc. and its subsidiaries and affiliates (“Baxter”), that the patents are invalid, and that Baxter is without right or authority to threaten or maintain suit against FMCH for alleged infringement of Baxter’s patents. In general, the asserted patents concern the use of touch screen interfaces for hemodialysis machines. Baxter filed counterclaims against FMCH seeking more than $140,000 in monetary damages and injunctive relief, and alleging that FMCH willfully infringed on Baxter’s patents. On July 17, 2006, the court entered judgment on a jury verdict in favor of FMCH finding that all the asserted claims of the Baxter patents are invalid as obvious and/or anticipated in light of prior art.

On February 13, 2007, the court granted Baxter’s motion to set aside the jury’s verdict in favor of FMCH and reinstated the patents and entered judgment of infringement. Following a trial on damages, the court entered judgment on November 6, 2007 in favor of Baxter on a jury award of $14,300. On April 4, 2008, the court denied Baxter’s motion for a new trial, established a royalty payable to Baxter of 10% of the sales price for continuing sales of FMCH’s 2008K hemodialysis machines and 7% of the sales price of related disposables, parts and service beginning November 7, 2007, and enjoined sales of the touchscreen-equipped 2008K machine effective January 1, 2009. The Company appealed the court’s rulings to the United States Court of Appeals for the Federal Circuit (“Federal Circuit”). In October 2008, the Company completed design modifications to the 2008K machine that eliminate any incremental hemodialysis machine royalty payment exposure under the original District Court order. On September 10, 2009, the Federal Circuit reversed the district court’s decision and determined that the asserted claims in two of the three patents at issue are invalid. As to the third patent, the Federal Circuit affirmed the district court’s decision; however, the Court also vacated the injunction and award of damages. These issues were remanded to the District Court for reconsideration in light of the invalidity ruling on most of the claims. As a result, FMCH is no longer required to fund the court-approved escrow account set up to hold the royalty payments ordered by the district court, although funds already contributed will remain in escrow until the case is finally concluded. On March 18, 2010, the U.S. Patent and Trademark Office (USPTO) and the Board of Patent Appeals and Interferences ruled in reexamination that the remaining Baxter patent is invalid. On October 5, 2010, Baxter appealed the Board’s ruling to the Federal Circuit.

On April 28, 2008, Baxter filed suit in the U.S. District Court for the Northern District of Illinois, Eastern Division (Chicago), styled Baxter International, Inc. and Baxter Healthcare Corporation v. Fresenius Medical Care Holdings, Inc. and Fresenius USA, Inc., Case No. CV 2389, asserting that FMCH’s hemodialysis machines infringe

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements – (Continued)
(unaudited)
(in thousands, except share and per share data)

four patents issued in 2007 and 2008, all of which are based on one of the patents at issue in the April 2003 Baxter case described above. The new patents expired in April 2011 and relate to trend charts shown on touch screen interfaces and the entry of ultrafiltration profiles (ultrafiltration is the removing of liquid from a patient’s body using osmotic pressure). This case is currently stayed pursuant to court order. The Company believes that its hemodialysis machines do not infringe any valid claims of the Baxter patents at issue. All the asserted patents now stand rejected in an ongoing reexamination at the USPTO.

On October 17, 2006, Baxter and DEKA Products Limited Partnership (DEKA) filed suit in the U.S. District Court for the Eastern District of Texas which was subsequently transferred to the Northern District of California, styled Baxter Healthcare Corporation and DEKA Products Limited Partnership v. Fresenius Medical Care Holdings, Inc. d/b/a Fresenius Medical Care North America and Fresenius USA, Inc., Case No. CV 438 TJW. The complaint alleged that FMCH’s Libertytm cycler infringes nine patents owned by or licensed to Baxter. During and after discovery, seven of the asserted patents were dropped from the suit. On July 28, 2010, at the conclusion of the trial, the jury returned a verdict in favor of FMCH finding that the Libertytm cycler does not infringe any of the asserted claims of the Baxter patents. The District Court denied Baxter’s request to overturn the jury verdict and Baxter has appealed the verdict and resulting judgment to the United States Court of Appeals for the Federal Circuit.

Other Litigation and Potential Exposures

Renal Care Group, Inc. (“RCG”), which the Company acquired in 2006, is named as a nominal defendant in a complaint originally filed September 13, 2006 in the Chancery Court for the State of Tennessee Twentieth Judicial District at Nashville styled Indiana State District Council of Laborers and Hod Carriers Pension Fund v. Gary Brukardt et al. Following the trial court’s dismissal of the complaint, plaintiff’s appeal in part, and reversal in part by the appellate court, the cause of action purports to be a class action on behalf of former shareholders of RCG and seeks monetary damages only against the individual former directors of RCG. The individual defendants, however, may have claims for indemnification and reimbursement of expenses against the Company. The Company expects to continue as a defendant in the litigation, which is proceeding toward trial in the Chancery Court, and believes that defendants will prevail.

On July 17, 2007, resulting from an investigation begun in 2005, the United States Attorney filed a civil complaint in the United States District Court for the Eastern District of Missouri (St. Louis) against Renal Care Group, Inc., its subsidiary RCG Supply Company, and FMCH in its capacity as RCG’s current corporate parent. The complaint seeks monetary damages and penalties with respect to issues arising out of the operation of RCG’s Method II supply company through 2005, prior to FMCH’s acquisition of RCG in 2006. The complaint is styled United States of America ex rel. Julie Williams et al. vs. Renal Care Group, Renal Care Group Supply Company and FMCH. On August 11, 2009, the Missouri District Court granted RCG’s motion to transfer venue to the United States District Court for the Middle District of Tennessee (Nashville). On March 22, 2010, the Tennessee District Court entered judgment against defendants for approximately $23,000 in damages and interest under the unjust enrichment count of the complaint but denied relief under the six False Claims Act counts of the complaint. On June 17, 2011, the District Court entered summary judgment against RCG for $82,643 on one of the False Claims Act counts of the complaint. On June 23, 2011, the Company appealed to the United States Court of Appeals for the Sixth Circuit. The Company believes that RCG’s operation of its Method II supply company was in compliance with applicable law, that no relief is due to the United States, that the decisions made by the District Court on March 22, 2010 and June 17, 2011 will be reversed, and that its position in the litigation will ultimately be sustained.

On November 27, 2007, the United States District Court for the Western District of Texas (El Paso) unsealed and permitted service of two complaints previously filed under seal by a qui tam relator, a former FMCH local clinic employee. The first complaint alleged that a nephrologist unlawfully employed in his practice an assistant to perform patient care tasks that the assistant was not licensed to perform and that Medicare billings by the

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements – (Continued)
(unaudited)
(in thousands, except share and per share data)

nephrologist and FMCH therefore violated the False Claims Act. The second complaint alleged that FMCH unlawfully retaliated against the relator by discharging her from employment constructively. The United States Attorney for the Western District of Texas declined to intervene and to prosecute on behalf of the United States. On March 30, 2010, the District Court issued final judgment in favor of defendants on all counts based on a jury verdict rendered on February 25, 2010 and on rulings of law made by the Court during the trial. The plaintiff has appealed from the District Court judgment.

On February 15, 2011, a qui tam relator’s complaint under the False Claims Act against FMCH was unsealed by order of the United States District Court for the District of Massachusetts and served by the relator. The United States has not intervened in the case United States ex rel. Chris Drennen v. Fresenius Medical Care Holdings, Inc., 2009 Civ. 10179 (D. Mass.). The relator’s complaint, which was first filed under seal in February 2009, alleges that the Company seeks and receives reimbursement from government payers for serum ferritin and hepatitis B laboratory tests that are medically unnecessary or not properly ordered by a physician. On March 6, 2011, the United States Attorney for the District of Massachusetts issued a Civil Investigative Demand seeking the production of documents related to the same laboratory tests that are the subject of the relator’s complaint. FMCH will cooperate fully in responding to the additional Civil Investigative Demand, and will vigorously contest the relator’s complaint.

On June 29, 2011, the Company received a subpoena from the United States Attorney for the Eastern District of New York. The subpoena is part of a criminal and civil investigation into relationships between retail pharmacies and outpatient dialysis facilities in the State of New York and into the reimbursement under government payer programs in New York for medications provided to patients with ESRD. Among the issues encompassed by the investigation is whether retail pharmacies may have received compensation from the New York Medicaid program for pharmaceutical products subsumed in the Medicaid payment to the dialysis facilities. The Company intends to cooperate in the investigation.

The Company filed claims for refunds contesting the Internal Revenue Service’s (“IRS”) disallowance of FMCH’s civil settlement payment deductions taken by FMCH in prior year tax returns. As a result of a settlement agreement with the IRS, the Company received a partial refund in September 2008 of $37,000, inclusive of interest and preserved our right to pursue claims in the United States Courts for refunds of all other disallowed deductions. On December 22, 2008, the Company filed a complaint for complete refund in the United States District Court for the District of Massachusetts, styled as Fresenius Medical Care Holdings, Inc. v United States. On June 24, 2010, the court denied FMCH’s motion for summary judgment and the litigation is proceeding towards trial.

The IRS tax audits of FMCH for the years 2002 through 2006 have been completed. The IRS has disallowed all deductions taken during these audit periods related to intercompany mandatorily redeemable preferred shares. The Company has protested the disallowed deductions and will avail itself of all remedies. An adverse determination with respect to the disallowed deductions related to intercompany mandatorily redeemable preferred shares could have a material adverse effect on our results of operations and liquidity. In addition, the IRS proposed other adjustments which have been recognized in the financial statements.

For the tax year 1997, the Company recognized an impairment of one of its subsidiaries which the German tax authorities disallowed in 2003 at the conclusion of their audit for the years 1996 and 1997. The Company has filed a complaint with the appropriate German court to challenge the tax authorities’ decision. In January 2011, the Company reached an agreement with the tax authorities, estimated to be slightly more favorable than the tax benefit recognized previously. The additional benefit is expected to be recognized in 2011.

From time to time, the Company is a party to or may be threatened with other litigation or arbitration, claims or assessments arising in the ordinary course of its business. Management regularly analyzes current information

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements – (Continued)
(unaudited)
(in thousands, except share and per share data)

including, as applicable, the Company’s defenses and insurance coverage and, as necessary, provides accruals for probable liabilities for the eventual disposition of these matters.

The Company, like other health care providers, conducts its operations under intense government regulation and scrutiny. It must comply with regulations which relate to or govern the safety and efficacy of medical products and supplies, the operation of manufacturing facilities, laboratories and dialysis clinics, and environmental and occupational health and safety. The Company must also comply with the Anti-Kickback Statute, the False Claims Act, the Stark Law, and other federal and state fraud and abuse laws. Applicable laws or regulations may be amended, or enforcement agencies or courts may make interpretations that differ from the Company’s interpretations or the manner in which it conducts its business. Enforcement has become a high priority for the federal government and some states.

In addition, the provisions of the False Claims Act authorizing payment of a portion of any recovery to the party bringing the suit encourage private plaintiffs to commence “whistle blower” actions. In May 2009, the scope of the False Claims Act was expanded and additional protections for whistle blowers and procedural provisions to aid whistle blowers’ ability to proceed in a False Claims Act case were added. By virtue of this regulatory environment, the Company’s business activities and practices are subject to extensive review by regulatory authorities and private parties, and continuing audits, investigative demands, subpoenas, other inquiries, claims and litigation relating to the Company’s compliance with applicable laws and regulations. The Company may not always be aware that an inquiry or action has begun, particularly in the case of “whistle blower” actions, which are initially filed under court seal.

The Company operates many facilities throughout the United States. In such a decentralized system, it is often difficult to maintain the desired level of oversight and control over the thousands of individuals employed by many affiliated companies. The Company relies upon its management structure, regulatory and legal resources, and the effective operation of its compliance program to direct, manage and monitor the activities of these employees. On occasion, the Company may identify instances where employees, deliberately or inadvertently, have submitted inadequate or false billings. The actions of such persons may subject the Company and its subsidiaries to liability under the Anti-Kickback Statute, the Stark Law and the False Claims Act, among other laws.

Physicians, hospitals and other participants in the health care industry are also subject to a large number of lawsuits alleging professional negligence, malpractice, product liability, worker’s compensation or related claims, many of which involve large claims and significant defense costs. The Company has been and is currently subject to these suits due to the nature of its business and expects that those types of lawsuits may continue. Although the Company maintains insurance at a level which it believes to be prudent, it cannot assure that the coverage limits will be adequate or that insurance will cover all asserted claims. A successful claim against the Company or any of its subsidiaries in excess of insurance coverage could have a material adverse effect upon it and the results of its operations. Any claims, regardless of their merit or eventual outcome, could have a material adverse effect on the Company’s reputation and business.

The Company has also had claims asserted against it and has had lawsuits filed against it relating to alleged patent infringements or businesses that it has acquired or divested. These claims and suits relate both to operation of the businesses and to the acquisition and divestiture transactions. The Company has, when appropriate, asserted its own claims, and claims for indemnification. A successful claim against the Company or any of its subsidiaries could have a material adverse effect upon its business, financial condition, and the results of its operations. Any claims, regardless of their merit or eventual outcome, could have a material adverse effect on the Company’s reputation and business.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements – (Continued)
(unaudited)
(in thousands, except share and per share data)

Accrued Special Charge for Legal Matters

At December 31, 2001, the Company recorded a pre-tax special charge of $258,159 to reflect anticipated expenses associated with the defense and resolution of pre-Merger tax claims, Merger-related claims, and commercial insurer claims. The costs associated with the Settlement Agreement and settlements with insurers have been charged against this accrual. With the exception of the proposed $115,000 payment under the Settlement Agreement in the Grace Chapter 11 Proceedings, all other matters included in the special charge have been resolved. While the Company believes that its remaining accrual reasonably estimates its currently anticipated costs related to the continued defense and resolution of this matter, no assurances can be given that its actual costs incurred will not exceed the amount of this accrual.

14.	Financial Instruments

As a global supplier of dialysis services and products in more than 120 countries throughout the world, the Company is faced with a concentration of credit risks due to the nature of the reimbursement systems which are often provided by the governments of the countries in which the Company operates. Changes in reimbursement rates or the scope of coverage could have a material adverse effect on the Company’s business, financial condition and results of operations and thus on its capacity to generate cash flow. In the past the Company experienced and, after the implementation of the new bundled reimbursement system in the U.S., also expects in the future generally stable reimbursements for dialysis services. This includes the balancing of unfavorable reimbursement changes in certain countries with favorable changes in other countries. Due to the fact that a large portion of the Company’s reimbursement is provided by public health care organizations and private insurers, the Company expects that most of its accounts receivables will be collectable, albeit somewhat more slowly in the International segment in the immediate future, particularly in countries which continue to be severely affected by the global financial crisis.

Non-derivative Financial Instruments

The following table presents the carrying amounts and fair values of the Company’s non-derivative financial instruments at June 30, 2011, and December 31, 2010.

	June 30, 2011		December 31, 2010
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value

Non-derivatives
Assets
Cash and cash equivalents	$449,253	$449,253	$522,870	$522,870
Accounts Receivable	3,061,906	3,061,906	2,687,234	2,687,234
Long-term Notes Receivable	234,215	239,701	–	–

Liabilities
Accounts payable	626,635	626,635	542,524	542,524
Short-term borrowings	760,957	760,957	670,671	670,671
Short-term borrowings from related parties	161,363	161,363	9,683	9,683
Long term debt, excluding Amended 2006 Senior Credit Agreement, Euro Notes and Senior Notes	498,173	498,173	528,082	528,082
Amended 2006 Senior Credit Agreement	3,474,088	3,467,077	2,953,890	2,937,504
Senior Notes	1,929,959	1,957,191	824,446	880,366
Euro Notes	289,060	297,205	267,240	276,756
Trust Preferred Securities	–	–	625,549	643,828
Noncontrolling interests subject to put provisions	306,723	306,723	279,709	279,709

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements – (Continued)
(unaudited)
(in thousands, except share and per share data)

The carrying amounts in the table are included in the consolidated balance sheet under the indicated captions or in the case of long-term debt, in the captions shown in Note 7.

The significant methods and assumptions used in estimating the fair values of non-derivative financial instruments are as follows:

Cash and cash equivalents are stated at nominal value which equals the fair value.

Short-term financial instruments such as accounts receivable, accounts payable and short-term borrowings are valued at their carrying amounts, which are reasonable estimates of the fair value due to the relatively short period to maturity of these instruments.

The valuation of the long-term notes receivable is determined using significant unobservable inputs (Level 3). It is valued using an index based upon similar instruments with comparable credit ratings, terms, tenor, interest rates and that are within the Company’s industry. The Company tracked the prices of the constructed index from the note issuance date to the reporting date to determine fair value.

The fair values of the major long-term financial liabilities are calculated on the basis of market information. Instruments for which market quotes are available are measured using these quotes. The fair values of the other long-term financial liabilities are calculated at the present value of the respective future cash flows. To determine these present values, the prevailing interest rates and credit spreads for the Company as of the balance sheet date are used.

The valuation of the noncontrolling interests subject to put provisions is determined using significant unobservable inputs (Level 3). See Note 12 for a discussion of the Company’s methodology for estimating the fair value of these noncontrolling interests subject to put obligations.

Currently, there is no indication that a decrease in the value of the Company’s financing receivables is probable. Therefore, the allowances on credit losses of financing receivables are immaterial.

Derivative Financial Instruments

The Company is exposed to market risk from changes in interest rates and foreign exchange rates. In order to manage the risk of interest rate and currency exchange rate fluctuations, the Company enters into various hedging transactions by means of derivative instruments with highly rated financial institutions as authorized by the Company’s General Partner. On a quarterly basis the Company performs an assessment of its counterparty credit risk. The Company currently considers this risk to be low. The Company’s policy, which has been consistently followed, is that financial derivatives be used only for the purpose of hedging foreign currency and interest rate exposure.

In certain instances, the Company enters into derivative contracts that do not qualify for hedge accounting but are utilized for economic purposes (“economic hedges”). The Company does not use financial instruments for trading purposes.

The Company established guidelines for risk assessment procedures and controls for the use of financial instruments. They include a clear segregation of duties with regard to execution on one side and administration, accounting and controlling on the other.

Foreign Exchange Risk Management

The Company conducts business on a global basis in various currencies, though a majority of its operations are in Germany and the United States. For financial reporting purposes, the Company has chosen the U.S. dollar as its reporting currency. Therefore, changes in the rate of exchange between the U.S. dollar and the local currencies in

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements – (Continued)
(unaudited)
(in thousands, except share and per share data)

which the financial statements of the Company’s international operations are maintained affect its results of operations and financial position as reported in its consolidated financial statements.

The Company’s exposure to market risk for changes in foreign exchange rates relates to transactions such as sales and purchases. The Company has significant amounts of sales of products invoiced in euro from its European manufacturing facilities to its other international operations and, to a lesser extent, sales of products invoiced in other non-functional currencies. This exposes the subsidiaries to fluctuations in the rate of exchange between the euro and the currency in which their local operations are conducted. For the purpose of hedging existing and foreseeable foreign exchange transaction exposures the Company enters into foreign exchange forward contracts and, on a small scale, foreign exchange options. As of June 30, 2011 the Company had no foreign exchange options.

Changes in the fair value of the effective portion of foreign exchange forward contracts designated and qualifying as cash flow hedges of forecasted product purchases and sales are reported in accumulated other comprehensive income (loss) (“AOCI”). Additionally, in connection with intercompany loans in foreign currency, the Company uses foreign exchange swaps thus assuring that no foreign exchange risks arise from those loans, which, if they qualify for cash flow hedge accounting, are also reported in AOCI. These amounts recorded in AOCI are subsequently reclassified into earnings as a component of cost of revenues for those contracts that hedge product purchases or SG&A for those contracts that hedge loans, in the same period in which the hedged transaction affects earnings. The notional amounts of foreign exchange contracts in place that are designated and qualify as cash flow hedges totaled $1,027,536 and $1,026,937 at June 30, 2011 and December 31, 2010, respectively.

The Company also enters into derivative contracts for forecasted product purchases and sales and for intercompany loans in foreign currency that do not qualify for hedge accounting but are utilized for economic hedges as defined above. In these cases, the change in value of the economic hedge is recorded in the income statement and usually offsets the change in value recorded in the income statement for the underlying asset or liability. The notional amounts of economic hedges that do not qualify for hedge accounting totaled $2,139,410 and $1,607,312 at June 30, 2011 and December 31, 2010, respectively.

Interest Rate Risk Management

The Company enters into derivatives, particularly interest rate swaps and to a certain extent, interest rate options, to protect against the risk of rising interest rates. These interest rate derivatives are designated as cash flow hedges. The majority of the interest rate swap agreements effectively convert the major part of payments based on variable interest rates applicable to the Company’s Amended 2006 Senior Credit Agreement denominated in U.S. dollars into payments at a fixed interest rate. The remaining interest rate swaps have been entered into in anticipation of future debt issuances. The swap agreements, all of which expire at various dates in 2012, bear an average interest rate of 4.45%. Interest payable and receivable under the swap agreements is accrued and recorded as an adjustment to interest expense.

As of June 30, 2011 and December 31, 2010, the notional amounts of interest rate swaps in place were $1,525,000 and $3,175,000, respectively.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements – (Continued)
(unaudited)
(in thousands, except share and per share data)

Derivative Financial Instruments Valuation

The following table shows the carrying amounts of the Company’s derivatives at June 30, 2011 and December 31, 2010.

	June 30, 2011		December 31, 2010
	Assets(2)	Liabilities(2)	Assets(2)	Liabilities(2)

Derivatives in cash flow hedging relationships(1)
Current
Foreign exchange contracts	77,491	(3,070)	3,703	(51,816)
Interest rate contracts	–	(35,838)	–	(51,604)

Non-current
Foreign exchange contracts	12	–	810	(486)
Interest rate contracts	–	(27,301)	–	(73,221)

Total	$77,503	$(66,209)	$4,513	$(177,127)

Derivatives not designated as hedging instruments(1)
Current
Foreign exchange contracts	17,243	(15,889)	3,517	(20,751)

Non-current
Foreign exchange contracts	7,414	(7,202)	509	(213)

Total	$24,657	$(23,091)	$4,026	$(20,964)

(1)	As of June 30, 2011, the valuation of the Company’s derivatives was determined using Significant Other Observable Inputs (Level 2) in accordance with the fair value hierarchy levels established in U.S. GAAP.

(2)	Derivative instruments are marked to market each reporting period resulting in carrying amounts being equal to fair values at the reporting date.

The carrying amounts for the current portion of derivatives indicated as assets in the table above are included in Prepaid expenses and other current assets in the Consolidated Balance Sheets while the current portion of those indicated as liabilities are included in Accrued expenses and other current liabilities. The non-current portions indicated as assets or liabilities are included in the Consolidated Balance Sheets in Other assets or Other liabilities, respectively.

The significant methods and assumptions used in estimating the fair values of derivative financial instruments are as follows:

The fair value of interest rate swaps is calculated by discounting the future cash flows on the basis of the market interest rates applicable for the remaining term of the contract as of the balance sheet date. To determine the fair value of foreign exchange forward contracts, the contracted forward rate is compared to the current forward rate for the remaining term of the contract as of the balance sheet date. The result is then discounted on the basis of the market interest rates prevailing at the balance sheet date for the applicable currency.

The Company includes its own credit risk for financial instruments deemed liabilities and counterparty-credit risks for financial instruments deemed assets when measuring the fair value of derivative financial instruments.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements – (Continued)
(unaudited)
(in thousands, except share and per share data)

The Effect of Derivatives on the Consolidated Financial Statements

Amount of Gain or	Amount of (Gain) or
(Loss) Recognized in OCI	Loss Reclassified
on Derivatives	from AOCI in
(Effective Portion)	Location of (Gain) or	Income
for the six months	Loss Reclassified from	(Effective Portion)
Derivatives in Cash Flow	ended June 30,	AOCI in Income	for the six months ended June 30,
Hedging Relationships	2011	2010	(Effective Portion)	2011	2010

Interest rate contracts	$9,478	$(52,710)	Interest income/expense	$–	$–
Foreign exchange contracts	(7,945)	(22,130)	Costs of Revenue	596	1,889

$1,533	$(74,840)	$596	$1,889

		Amount of (Gain) or Loss Recognized in Income
		on Derivatives
	Location of (Gain) or Loss	for the six months ended
Derivatives not Designated	Recognized in Income	June 30,
as Hedging Instruments	on Derivative	2011	2010

Foreign exchange contracts	Selling, general and administrative expense	$(24,714)	$42,864
	Interest income/expense	5,559	(9,247)

		$(19,155)	$33,617

For foreign exchange derivatives, the Company expects to recognize $3,617 of gains deferred in accumulated other comprehensive income at June 30, 2011, in earnings during the next twelve months.

The Company expects to incur additional interest expense of $40,587 over the next twelve months which is currently deferred in accumulated other comprehensive income. This amount reflects the current fair value at June 30, 2011 of expected additional interest payments resulting from interest rate swaps.

As of June 30, 2011, the Company had foreign exchange derivatives with maturities of up to 53 months and interest rate swaps with maturities of up to 14 months.

15.	Business Segment Information

The Company has identified three business segments, North America, International, and Asia Pacific, which were determined based upon how the Company manages its businesses. All segments are primarily engaged in providing dialysis care services and the distribution of products and equipment for the treatment of ESRD. In the U.S., the Company is also engaged in performing clinical laboratory testing and providing vascular access services and providing inpatient dialysis services and other services under contract to hospitals. The Company has aggregated the International and Asia Pacific operating segments as “International.” The segments are aggregated due to their similar economic characteristics. These characteristics include the same services provided and products sold, the same type patient population, similar methods of distribution of products and services and similar economic environments.

Management evaluates each segment using a measure that reflects all of the segment’s controllable revenues and expenses. Management believes that the most appropriate measure in this regard is operating income which measures the Company’s source of earnings. Financing is a corporate function, which the Company’s segments do

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements – (Continued)
(unaudited)
(in thousands, except share and per share data)

not control. Therefore, the Company does not include interest expense relating to financing as a segment measure. Similarly, the Company does not allocate “corporate costs,” which relate primarily to certain headquarters overhead charges, including accounting and finance, professional services, etc., because the Company believes that these costs are also not within the control of the individual segments. As of January 1, 2011, production of products, production asset management, quality management and procurement is centrally managed in Corporate by Global Manufacturing Operations with products being transferred to the regions at cost. This is a change from prior periods, when these services were managed within the regions. The business segment information has been adjusted accordingly with the exception of segment assets in the prior period. In addition, certain acquisitions and intangible assets are not allocated to a segment but are accounted for as “corporate.” The Company also regards income taxes to be outside the segment’s control.

Information pertaining to the Company’s business segments for the three- and six-month periods ended June 30, 2011 and 2010 is set forth below.

	North		Segment
	America	International	Total	Corporate	Total

Three months ended June 30, 2011

Net revenue external customers	$2,027,419	$1,162,448	$3,189,867	$4,185	$3,194,052
Inter – segment revenue	1,815	–	1,815	(1,815)	–

Revenue	2,029,234	1,162,448	3,191,682	2,370	3,194,052

Depreciation and amortization	(66,555)	(42,822)	(109,377)	(26,912)	(136,289)

Operating income	348,457	203,144	551,601	(42,057)	509,544

Income (loss) from equity method investees	8,849	31	8,880	–	8,880
Capital expenditures, acquisitions and investments	74,555	797,637	872,192	32,692	904,884

Three months ended June 30, 2010

Net revenue external customers	$2,026,582	$919,524	$2,946,106	$93	$2,946,199
Inter – segment revenue	1,263	–	1,263	(1,263)	–

Revenue	2,027,845	919,524	2,947,369	(1,170)	2,946,199

Depreciation and amortization	(63,004)	(33,508)	(96,512)	(24,395)	(120,907)

Operating income	332,097	173,095	505,192	(38,627)	466,565

Income (loss) from equity method investees	1,887	27	1,914	–	1,914
Capital expenditures, acquisitions and investments	71,316	93,608	164,924	163,478	328,402

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements – (Continued)
(unaudited)
(in thousands, except share and per share data)

	North		Segment
	America	International	Total	Corporate	Total

Six months ended June 30, 2011

Net revenue external customers	$4,004,707	$2,217,681	$6,222,388	$8,052	$6,230,440
Inter – segment revenue	3,509	–	3,509	(3,509)	–

Total net revenue	4,008,216	2,217,681	6,225,897	4,543	6,230,440

Depreciation and amortization	(134,782)	(83,171)	(217,953)	(54,320)	(272,273)

Operating Income	660,563	374,154	1,034,717	(80,089)	954,628

Income (loss) from equity method investees	16,367	95	16,462	–	16,462
Segment assets(1)	11,415,424	5,541,670	16,957,094	2,095,540	19,052,634
thereof investments in equity method investees	339,230	5,756	344,986	–	344,986
Capital expenditures, acquisitions and investments(2)	462,425	838,413	1,300,838	60,004	1,360,842

Six months ended June 30, 2010

Net revenue external customers	$3,986,270	$1,841,747	$5,828,017	$311	$5,828,328
Inter – segment revenue	1,828	–	1,828	(1,828)	–

Total net revenue	3,988,098	1,841,747	5,829,845	(1,517)	5,828,328

Depreciation and amortization	(126,715)	(70,067)	(196,782)	(48,583)	(245,365)

Operating Income	640,003	324,025	964,028	(72,284)	891,744

Income (loss) from equity method investees	3,577	50	3,627	–	3,627
Segment assets	11,281,830	3,948,045	15,229,875	769,689	15,999,564
thereof investments in equity method investees	16,543	3,478	20,021	–	20,021
Capital expenditures, acquisitions and investments(3)	144,883	178,858	323,741	194,141	517,882

(1)	If production was still managed within the segments, as it was in 2010, segment assets would have been $12,403,823 in North America, $6,153,751 in International and $495,060 in Corporate in 2011.

(2)	North America and International acquisitions exclude $6,000 and $1,731, respectively, of non-cash acquisitions for 2011.

(3)	International and Corporate acquisitions exclude $8,884 and $2,125 of non-cash acquisitions for 2010.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements – (Continued)
(unaudited)
(in thousands, except share and per share data)

16.	Supplementary Cash Flow Information

The following additional information is provided with respect to the consolidated statements of cash flows:

	Six months ended
	June 30,
	2011	2010

Supplementary cash flow information:
Cash paid for interest	$108,898	$128,915

Cash paid for income taxes(1)	$242,776	$261,695

Cash inflow for income taxes from stock option exercises	$4,980	$2,378

Supplemental disclosures of cash flow information:
Details for acquisitions:
Assets acquired	$(874,302)	$(186,560)
Liabilities assumed	37,555	11,303
Noncontrolling interest	1,441	5,741
Notes assumed in connection with acquisition	1,731	11,009

Cash paid	(833,575)	(158,507)
Less cash acquired	12,435	1,678

Net cash paid for acquisitions	$(821,140)	$(156,829)

(1)	Net of tax refund

17.	Subsequent Events

Acquisitions

Liberty Dialysis

On August 2, 2011, the Company announced its plans to acquire 100% of Liberty Dialysis Holdings, Inc, the owner of all of the business of Liberty Dialysis and owner of a 51% stake in Renal Advantage, Inc.. Fresenius Medical Care currently owns a 49% stake in Renal Advantage. The total investment for Fresenius Medical Care including the assumption of incremental debt will be approximately $1,700,000. The transaction remains subject to clearance under the Hart–Scott–Rodino Antitrust Improvements Act and is expected to close in early 2012. On completion, the acquired operations would add approximately 260 dialysis outpatient dialysis clinics to Fresenius Medical Care’s network in the U.S and approximately $1,000,000 in annual revenue before the anticipated divestiture of some centers as a condition of the transaction. The transaction will be financed from cash flow from operations and debt and is expected to be accretive to earnings in the first year after closing of the transaction.

American Access Care

On August 2, 2011, the Company announced its plans to acquire the U.S. based company American Access Care Holdings, LLC (AAC). AAC operates 28 freestanding out-patient interventional radiology centers throughout 12 states in the U.S. primarily dedicated to the vascular access needs of dialysis patients. The transaction remains subject to clearance under the Hart–Scott–Rodino Antitrust Improvements Act and is expected to close in the fourth quarter of 2011. On completion, the acquired operations will add approximately $175,000 in annual revenue and are

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements – (Continued)
(unaudited)
(in thousands, except share and per share data)

expected to be accretive to earnings in the first year after closing of the transaction. The transaction will be financed from cash flow from operations and available borrowing capacity.

18.	Supplemental Condensed Combining Information

FMC Finance III, a former wholly-owned subsidiary of the Company, issued 6 7/8% Senior Notes due 2017 in July 2007. On June 20, 2011, US Finance acquired substantially all of the assets of FMC Finance III and assumed its obligations, including the 6 7/8% Senior Notes (see Note 7) and the related indenture. The 6 7/8% senior notes are fully and unconditionally guaranteed, jointly and severally on a senior basis, by the Company and by the Guarantor Subsidiaries. The 6 7/8% senior notes and related guarantees were issued in an exchange offer registered under the Securities Act of 1933. For information regarding the 6 7/8% senior notes and additional issues of senior notes, including the 5.75% senior notes issued by US Finance, each of which has been fully and unconditionally guaranteed, jointly and severally on a senior basis, by the Company and by the Guarantor Subsidiaries, see Note 7.

The financial statements in this report present the financial condition, results of operations and cash flows of the Company, on a consolidated basis as of June 30, 2011 and December 31, 2010 and for the six-month periods ended June 30, 2011 and 2010. The following combining financial information for the Company is as of June 30, 2011 and December 31, 2010 and for the six-month periods ended June 30, 2011 and 2010, segregated between FMC Finance III as issuer until June 20, 2011, US Finance as issuer subsequent to June 20, 2011, the Company, D-GmbH and FMCH as guarantors, and each of the Company’s other businesses (the “Non-Guarantor Subsidiaries”). For purposes of the condensed combining information, the Company and the Guarantors carry their investments under the equity method. Other (income) expense includes income (loss) related to investments in consolidated subsidiaries recorded under the equity method for purposes of the condensed combining information. In addition, other (income) expense includes income and losses from profit and loss transfer agreements as well as dividends received.

	For the six months ended June 30, 2011
	Issuer	Guarantors
	FMC US	FMC-AG &			Non-Guarantor	Combining	Combined
	Finance	Co. KGaA	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Net revenue	$–	$–	$934,792	$–	$6,676,858	$(1,381,210)	$6,230,440
Cost of revenue	–	–	584,172	–	4,848,221	(1,358,979)	4,073,414

Gross profit	–	–	350,620	–	1,828,637	(22,231)	2,157,026

Operating expenses (income):
Selling, general and administrative	2	36,236	97,705	(52,627)	1,070,828	(2,678)	1,149,466
Research and development	–	–	34,212	–	18,720	–	52,932

Operating (loss) income	(2)	(36,236)	218,703	52,627	739,089	(19,553)	954,628

Other (income) expense:
Interest, net	(1,936)	40,063	3,809	62,721	47,235	(5,723)	146,169
Other, net	–	(611,365)	144,905	(332,306)	–	798,766	–

Income (loss) before income taxes	1,934	535,066	69,989	322,212	691,854	(812,596)	808,459
Income tax expense (benefit)	715	53,604	60,749	(3,982)	291,583	(129,409)	273,260

Net Income (loss)	1,219	481,462	9,240	326,194	400,271	(683,187)	535,199
Net Income attributable to noncontrolling interests	–	–	–	–	–	53,737	53,737

Net income (loss) attributable to the FMC-AG & Co. KGaA	$1,219	$481,462	$9,240	$326,194	$400,271	$(736,924)	$481,462

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements – (Continued)
(unaudited)
(in thousands, except share and per share data)

	For the six months ended June 30, 2010
	Issuer	Guarantors
	FMC	FMC-AG &			Non-Guarantor	Combining	Combined
	Finance III	Co. KGaA	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Net revenue	$–	$–	$784,670	$–	$6,181,531	$(1,137,873)	$5,828,328
Cost of revenue	–	–	501,977	–	4,477,730	(1,127,279)	3,852,428

Gross profit	–	–	282,693	–	1,703,801	(10,594)	1,975,900

Operating expenses (income):
Selling, general and administrative	8	63,750	72,357	45,197	869,660	(11,278)	1,039,694
Research and development	–	–	30,255	–	14,207	–	44,462

Operating (loss) income	(8)	(63,750)	180,081	(45,197)	819,934	684	891,744

Other (income) expense:
Interest, net	(360)	12,953	1,429	27,293	90,660	3,674	135,649
Other, net	–	(573,536)	127,397	(289,983)	–	736,122	–

Income (loss) before income taxes	352	496,833	51,255	217,493	729,274	(739,112)	756,095
Income tax expense (benefit)	100	37,448	51,352	(28,561)	299,439	(103,175)	256,603

Net Income (loss)	252	459,385	(97)	246,054	429,835	(635,937)	499,492
Net Income attributable to noncontrolling interests	–	–	–	–	–	40,107	40,107

Net income (loss) attributable to the FMC-AG & Co. KGaA	$252	$459,385	$(97)	$246,054	$429,835	$(676,044)	$459,385

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements – (Continued)
(unaudited)
(in thousands, except share and per share data)

	At June 30, 2011
	Issuer	Guarantors			Non-
	FMC US	FMC-AG &			Guarantor	Combining	Combined
	Finance	Co. KGaA	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Current assets:
Cash and cash equivalents	$6	$170	$83	$–	$448,994	$–	$449,253
Trade accounts receivable, less allowance for doubtful accounts	–	–	185,556	–	2,761,477	–	2,947,033
Accounts receivable from related parties	1,274,828	3,627,849	994,836	670,736	3,885,243	(10,338,619)	114,873
Inventories	–	–	237,033	–	848,191	(108,331)	976,893
Prepaid expenses and other current assets	–	155,071	28,824	150	839,367	(38,258)	985,154
Deferred taxes	–	7,916	–	–	329,305	11,510	348,731

Total current assets	1,274,834	3,791,006	1,446,332	670,886	9,112,577	(10,473,698)	5,821,937

Property, plant and equipment, net	–	444	181,039	–	2,585,221	(109,720)	2,656,984
Intangible assets	–	350	67,731	–	628,626	–	696,707
Goodwill	–	–	66,294	–	8,836,078	–	8,902,372
Deferred taxes	–	6,061	5,913	–	116,957	(37,647)	91,284
Other assets	–	7,705,852	651,219	10,386,845	(7,315,138)	(10,545,428)	883,350

Total assets	$1,274,834	$11,503,713	$2,418,528	$11,057,731	$13,964,321	$(21,166,493)	$19,052,634

Current liabilities:
Accounts payable	$310	$940	$36,144	$–	$453,405	$–	$490,799
Accounts payable to related parties	101	1,398,600	1,006,740	1,546,648	6,591,570	(10,407,823)	135,836
Accrued expenses and other current liabilities	20,394	100,155	130,097	1,835	1,455,500	(20,110)	1,687,871
Short-term borrowings	–	104	723	–	760,130	–	760,957
Short-term borrowings from related parties	–	–	–	–	107,530	53,833	161,363
Current portion of long-term debt and capital lease obligations	–	67,051	–	41,145	122,621	–	230,817

Company obligated mandatorily redeemable preferred securities of subsidiary Fresenius Medical Care Capital Trusts holding solely Company-guaranteed debentures of subsidiaries – current portion	–	–	–	–	–	–	–
Income tax payable	715	82,593	–	–	43,292	(5,723)	120,877
Deferred taxes	–	–	8,420	–	37,030	(15,676)	29,774

Total current liabilities	21,520	1,649,443	1,182,124	1,589,628	9,571,078	(10,395,499)	3,618,294

Long term debt and capital lease obligations, less current portion	1,194,595	1,277,715	–	1,561,619	5,211,148	(3,284,614)	5,960,463
Long term borrowings from related parties	–	791,139	224,040	–	3,776	(1,018,955)	–
Other liabilities	–	7,202	11,877	–	201,250	52,926	273,255
Pension liabilities	–	6,670	162,306	–	42,123	–	211,099
Income tax payable	–	1,143	–	–	55,178	124,610	180,931
Deferred taxes	–	–	–	–	597,347	(16,481)	580,866

Total liabilities	1,216,115	3,733,312	1,580,347	3,151,247	15,681,900	(14,538,013)	10,824,908

Noncontrolling interests subject to put provisions	–	–	–	–	306,723	–	306,723
Total FMC-AG & Co. KGaA shareholders’ equity	58,719	7,770,401	838,181	7,906,484	(2,174,904)	(6,628,480)	7,770,401
Noncontrolling interests not subject to put provisions	–	–	–	–	150,602	–	150,602

Total equity	58,719	7,770,401	838,181	7,906,484	(2,024,302)	(6,628,480)	7,921,003

Total liabilities and equity	$1,274,834	$11,503,713	$2,418,528	$11,057,731	$13,964,321	$(21,166,493)	$19,052,634

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements – (Continued)
(unaudited)
(in thousands, except share and per share data)

	At December 31, 2010
	Issuer	Guarantors
	FMC	FMC-AG &			Non-Guarantor	Combining	Combined
	Finance III	Co. KGaA	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Current assets:
Cash and cash equivalents	$123	$147,177	$225	$–	$342,401	$32,944	$522,870
Trade accounts receivable, less allowance for doubtful accounts	–	–	157,755	–	2,415,503	–	2,573,258
Accounts receivable from related parties	16,542	2,418,066	667,484	441,601	2,826,527	(6,256,244)	113,976
Inventories	–	–	184,948	–	711,053	(86,904)	809,097
Prepaid expenses and other current assets	1	111,594	11,341	50	662,188	(1,943)	783,231
Deferred taxes	–	14,221	–	–	317,644	18,297	350,162

Total current assets	16,666	2,691,058	1,021,753	441,651	7,275,316	(6,293,850)	5,152,594

Property, plant and equipment, net	–	390	168,939	–	2,458,364	(100,401)	2,527,292
Intangible assets	–	428	65,684	–	626,432	–	692,544
Goodwill	–	–	65,315	–	8,075,153	–	8,140,468
Deferred taxes	–	9,463	4,693	–	121,875	(42,863)	93,168
Other assets	494,231	7,201,295	644,523	9,320,731	(6,581,295)	(10,590,890)	488,595

Total assets	$510,897	$9,902,634	$1,970,907	$9,762,382	$11,975,845	$(17,028,004)	$17,094,661

Current liabilities:
Accounts payable	$–	$5,738	$22,387	$–	$392,512	$–	$420,637
Accounts payable to related parties	229	952,141	670,613	1,538,658	3,210,393	(6,250,147)	121,887
Accrued expenses and other current liabilities	15,866	122,000	94,978	2,054	1,292,562	9,963	1,537,423
Short-term borrowings	–	121	–	–	670,550	–	670,671
Short-term borrowings from related parties	–	–	–	–	2,004	7,679	9,683
Current portion of long-term debt and capital lease obligations	–	106,862	–	101,145	55,975	–	263,982

Company obligated mandatorily redeemable preferred securities of subsidiary Fresenius Medical Care Capital Trusts holding solely Company-guaranteed debentures of subsidiaries – current portion	–	–	–	–	625,549	–	625,549
Income tax payable	24	54,366	–	–	62,504	648	117,542
Deferred taxes	–	–	5,513	–	27,143	(10,307)	22,349

Total current liabilities	16,119	1,241,228	793,491	1,641,857	6,339,192	(6,242,164)	3,789,723

Long term debt and capital lease obligations, less current portion	494,231	870,348	–	1,357,745	4,069,605	(2,482,253)	4,309,676
Long term borrowings from related parties	–	334,428	208,368	494,231	400,883	(1,437,910)	–
Other liabilities	–	73,382	11,241	–	184,542	24,850	294,015
Pension liabilities	–	4,933	143,362	–	41,855	–	190,150
Income tax payable	–	1,057	–	–	75,055	124,469	200,581
Deferred taxes	–	–	–	–	522,521	(15,625)	506,896

Total liabilities	510,350	2,525,376	1,156,462	3,493,833	11,633,653	(10,028,633)	9,291,041

Noncontrolling interests subject to put provisions	–	–	–	–	279,709	–	279,709
Total FMC-AG & Co. KGaA shareholders’ equity	547	7,377,258	814,445	6,268,549	(84,170)	(6,999,371)	7,377,258

Noncontrolling interests not subject to put provisions	–	–	–	–	146,653	–	146,653

Total equity	547	7,377,258	814,445	6,268,549	62,483	(6,999,371)	7,523,911

Total liabilities and equity	$510,897	$9,902,634	$1,970,907	$9,762,382	$11,975,845	$(17,028,004)	$17,094,661

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements – (Continued)
(unaudited)
(in thousands, except share and per share data)

	For the six months ended June 30, 2011
	Issuer	Guarantors
	FMC US	FMC-AG &			Non-Guarantor	Combining	Combined
	Finance	Co. KGaA	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Operating Activities:
Net income (loss)	$1,219	$481,462	$9,240	$326,194	$400,271	$(683,187)	$535,199

Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Equity affiliate income	–	(358,305)	–	(332,306)	–	690,611	–
Depreciation and amortization	–	682	22,927	5,769	249,455	(6,560)	272,273
Change in deferred taxes, net	–	15,286	1,572	–	41,884	(5,406)	53,336
(Gain) loss on sale of fixed assets and investments	–	–	58	–	(991)	–	(933)
(Gain) loss on investments	–	1,833	–	–	–	(1,833)	–
Compensation expense related to stock options	–	14,631	–	–	–	–	14,631
Cash outflow from hedging	–	–	–	–	(58,581)	–	(58,581)
Changes in assets and liabilities, net of amounts from businesses acquired:
Trade accounts receivable, net	–	–	(21,238)	–	(242,271)	–	(263,509)
Inventories	–	–	(33,466)	–	(104,067)	17,208	(120,325)
Prepaid expenses and other current and non-current assets	–	(28,927)	(19,192)	(44,068)	13,341	755	(78,091)
Accounts receivable from / payable to related parties	(612)	(688,780)	(65,753)	6,577	760,710	(8,198)	3,944
Accounts payable, accrued expenses and other current and non-current liabilities	2,976	(38,526)	45,519	(218)	145,157	245	155,153
Income tax payable	715	23,075	–	(3,982)	(32,506)	(13,836)	(26,534)

Net cash provided by (used in) operating activities	4,298	(577,569)	(60,333)	(42,034)	1,172,402	(10,201)	486,563

Investing Activities:
Purchases of property, plant and equipment	–	(133)	(16,484)	–	(231,968)	10,201	(238,384)
Proceeds from sale of property, plant and equipment	–	–	22	–	8,066	–	8,088
Disbursement of loans to related parties	–	377,936	100	(798,172)	–	420,136	–
Acquisitions and investments, net of cash acquired, and net purchases of intangible assets	–	(25,128)	(3,611)	–	(1,867,825)	774,106	(1,122,458)
Proceeds from divestitures	–	–	–	–	–	–	–

Net cash provided by (used in) investing activities	–	352,675	(19,973)	(798,172)	(2,091,727)	1,204,443	(1,352,754)

Financing Activities:
Short-term borrowings, net	310	102,267	80,150	(299)	(66,442)	–	115,986
Long-term debt and capital lease obligations, net	(62,102)	305,359	–	152,115	1,473,385	(420,136)	1,448,621
Redemption of trust preferred securities	–	–	–	–	(653,760)	–	(653,760)
Increase (decrease) of accounts receivable securitization program	–	–	–	–	130,000	–	130,000
Proceeds from exercise of stock options	–	26,762	–	–	4,979	–	31,741
Dividends paid	–	(280,649)	–	–	22	(22)	(280,649)
Capital increase (decrease)	57,500	–	–	688,390	28,216	(774,106)	–
Distributions to noncontrolling interest	–	–	–	–	(61,735)	–	(61,735)
Contributions from noncontrolling interest	–	–	–	–	12,290	–	12,290

Net cash provided by (used in) financing activities	(4,292)	153,739	80,150	840,206	866,955	(1,194,264)	742,494

Effect of exchange rate changes on cash and cash equivalents	–	(75,852)	14	–	125,896	22	50,080

Cash and Cash Equivalents:
Net increase (decrease) in cash and cash equivalents	6	(147,007)	(142)	–	73,526	–	(73,617)
Cash and cash equivalents at beginning of period	–	147,177	225	–	375,468	–	522,870

Cash and cash equivalents at end of period	$6	$170	$83	$–	$448,994	$–	$449,253

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements – (Continued)
(unaudited)
(in thousands, except share and per share data)

	For the six months ended June 30, 2010
	Issuer	Guarantors
	FMC	FMC-AG &			Non-Guarantor	Combining	Combined
	Finance III	Co. KGaA	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Operating Activities:
Net income (loss)	$252	$459,385	$(97)	$246,054	$429,835	$(635,937)	$499,492

Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Equity affiliate income	–	(307,027)	–	(289,983)	–	597,010	–
Depreciation and amortization	–	726	19,048	444	236,173	(11,026)	245,365
Change in deferred taxes, net	–	(13,919)	435	–	15,046	(2,309)	(747)
(Gain) loss on sale of fixed assets and investments	–	–	3	–	(1,941)	–	(1,938)
(Gain) loss on investments	–	–	28	–	–	(28)	–
Compensation expense related to stock options	–	13,712	–	–	–	–	13,712
Changes in assets and liabilities, net of amounts from businesses acquired:
Trade accounts receivable, net	–	–	(9,466)	–	(84,832)	–	(94,298)
Inventories	–	–	(18,613)	–	(21,876)	7,007	(33,482)
Prepaid expenses and other current and non-current assets	–	(126,932)	(9,920)	45,925	(132,358)	132,021	(91,264)
Accounts receivable from / payable to related parties	239	215,521	56,183	18,897	(517,889)	221,712	(5,337)
Accounts payable, accrued expenses and other current and non-current liabilities	(21)	(294)	27,060	(43)	97,637	5,042	129,381
Income tax payable	15	30,431	–	(28,561)	(21,801)	2,495	(17,421)

Net cash provided by (used in) operating activities	485	271,603	64,661	(7,267)	(2,006)	315,987	643,463

Investing Activities:
Purchases of property, plant and equipment	–	(199)	(13,920)	–	(225,035)	12,519	(226,635)
Proceeds from sale of property, plant and equipment	–	9	603	–	7,970	–	8,582
Disbursement of loans to related parties	–	239,804	89	(149,883)	(327,341)	237,331	–
Acquisitions and investments, net of cash acquired, and net purchases of intangible assets	–	(2,759)	(2,129)	–	(157,663)	(128,696)	(291,247)
Proceeds from divestitures	–	–	–	–	7,867	–	7,867

Net cash provided by (used in) investing activities	–	236,855	(15,357)	(149,883)	(694,202)	121,154	(501,433)

Financing Activities:
Short-term borrowings, net	–	–	(49,319)	–	56,123	–	6,804
Long-term debt and capital lease obligations, net	–	(146,576)	–	157,150	560,489	(237,331)	333,732
Increase (decrease) of accounts receivable securitization program	–	–	–	–	86,000	–	86,000
Proceeds from exercise of stock options	–	25,706	–	–	2,378	–	28,084
Dividends paid	(495)	(231,967)	–	–	(5,795)	6,290	(231,967)
Capital increase (decrease)	–	–	–	–	4,014	(4,014)	–
Distributions to noncontrolling interest	–	–	–	–	(67,562)	–	(67,562)
Contributions from noncontrolling interest	–	–	–	–	14,850	–	14,850

Net cash provided by (used in) financing activities	(495)	(352,837)	(49,319)	157,150	650,497	(235,055)	169,941

Effect of exchange rate changes on cash and cash equivalents	–	(81,980)	(28)	–	41,639	24	(40,345)

Cash and Cash Equivalents:
Net increase (decrease) in cash and cash equivalents	(10)	73,641	(43)	–	(4,072)	202,110	271,626
Cash and cash equivalents at beginning of period	108	24	194	–	300,899	–	301,225

Cash and cash equivalents at end of period	$98	$73,665	$151	$–	$296,827	$202,110	$572,851

Quantitative and Qualitative Disclosures About Market Risk

During the period ended June 30, 2011, no material changes occurred to the information presented in Item 11 of the Company’s Annual Report on Form 20-F for the year ended December 31, 2010. For additional information, see Item 11 on Form 20-F “Quantitative and Qualitative Disclosures About Market Risk” in the Company’s Annual Report for the year ended December 31, 2010.

Controls and Procedures

The Company is a “foreign private issuer” within the meaning of Rule 3b-4(c) under the Securities Exchange Act of 1934, as amended. As such, the Company is not required to file quarterly reports with the Securities and Exchange Commission and is required to provide an evaluation of the effectiveness of its disclosure controls and certifications of its Chief Executive Officer and Chief Financial Officer under Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 only in its Annual Report on Form 20-F. The Company furnishes quarterly financial information to the Securities and Exchange Commission and such certifications under cover of Form 6-K on a voluntary basis and pursuant to the provisions of the Company’s pooling agreement entered into for the benefit of the public holders of our ordinary shares and the holders of our preference shares. In connection with such voluntary reporting, the Company’s management, including the Chief Executive Officer and the Chief Financial Officer of the Company’s general partner, has conducted an evaluation of the effectiveness of the Company’s disclosure controls and procedures as of the end of the period covered by this report, of the type contemplated by Securities Exchange Act Rule 13a-14. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded in connection with the furnishing of this report, that the disclosure controls and procedures are effective in ensuring that all material information required to be filed in a quarterly report has been made known to them in a timely fashion. During the past fiscal quarter, there have been no significant changes in internal controls, or in factors that could significantly affect internal controls.

Other Information

Legal Proceedings

The information in Note 13 of the Notes to Consolidated Financial Statements presented elsewhere in this report is incorporated by this reference.

Submission of Matters to a Vote of Security Holders

The Company held its Annual General Meeting (“AGM”) in Frankfurt, Germany on May 12, 2011. Prior to the presentation of resolutions to the shareholders for vote, representation was as follows:

Out of the ordinary capital stock of EUR 298,360,327 nominal value consisting of 298,360,327 ordinary shares, 238,266,795 shares were represented, which accounted for 79.9% of the ordinary share capital.

Out of preference capital stock of EUR 3,957,919 nominal value consisting of 3,957,919 preference shares, 86,393 preference shares were represented, which is 2.2% of the preference capital.

In total, capital stock of EUR 302,318,246 nominal value was represented with 238,353,188 shares, which is 78.84% of total capital.

Under the German Stock Corporation Act shares held by Fresenius Medical Care Management AG’s sole shareholder, Fresenius SE, and by the members of Fresenius Medical Care Management AG’s Management and Supervisory Boards were not entitled to vote with respect to Topics 3, 4, 6 and 7 below and shares held by members of the Company’s Supervisory Board, were not entitled to vote with respect to Topic 4.

The ten resolutions proposed for actions by the ordinary shareholders at the AGM and the voting results thereon are set forth as follows:

		Votes
		(in percentage of
		shares actually
		voting)
	Resolution	In Favor	Opposed

TOPIC 1	Resolution on the approval of the annual financial statements of Fresenius Medical Care AG & Co. KGaA for the fiscal year 2010	99.99%	0.01%
TOPIC 2	Resolution on the allocation of distributable profit	99.98%	0.02%
TOPIC 3	Resolution on the approval of the actions of the General Partner(1)	99.95%	0.05%
TOPIC 4	Resolution on the approval of the actions of the members of the Supervisory Board(1)	99.94%	0.06%
TOPIC 5	Resolution on the approval of the revised system of compensation of the Management Board members of the General Partner	99.71%	0.29%
TOPIC 6	Election of the auditors and consolidated group auditors for the fiscal year 2011(1)	99.65%	0.35%
TOPIC 7.1	Election of Mr. Dr. Gerd Krick to the Supervisory Board(1)	81.60%	18.40%
TOPIC 7.2	Election of Mr. Dr. Dieter Schenk to the Supervisory Board(1)	75.57%	24.43%
TOPIC 7.3	Election of Mr. Prof. Dr. Bernd Fahrholz to the Supervisory Board(1)	81.56%	18.44%
TOPIC 7.4	Election of Mr. Dr. Walter L. Weisman to the Supervisory Board and to the Joint Committee(1)	80.06%	19.94%
TOPIC 7.5	Election of Mr. William P. Johnston to the Supervisory Board and to the Joint Committee(1)	99.50%	0.50%
TOPIC 7.6	Election of Mr. Rolf. A. Classon to the Supervisory Board(1)	97.09%	2.91%
TOPIC 8	Resolution on modifications of the remuneration of the Supervisory Board and its committees and on the corresponding amendments to Articles 13 and 13e of the Articles of Association	94.20%	5.80%

		Votes
		(in percentage of
		shares actually
		voting)
	Resolution	In Favor	Opposed

TOPIC 9	Resolution on the cancellation of conditional capitals and a corresponding amendment to the Articles of Association as well as on authorizing the granting of options to managerial staff members (Führungskräfte) and members of the management of Fresenius Medical Care AG & Co. KGaA or an affiliate (Stock Option Program 2011) and the creation of conditional capital to provide for the Stock Option Program 2011 and a corresponding amendment to the Articles of Association	98.86%	1.14%
TOPIC 10	Resolution on the authorization to purchase and use treasury shares pursuant to section 71(1) No. 8 AktG and on the exclusion of subscription rights	99.13%	0.87%

(1)	Under the German Stock Corporation Act § 285 and § 136, 106,673,961 shares were not entitled to vote on TOPIC 3, TOPIC 4, TOPIC 6 and TOPIC 7.

Exhibits

Exhibit No.

10.1	English convenience translation of the Articles of Association (Satzung) of the Registrant.
10.2	English convenience translation of the Stock Option Plan 2011 of Fresenius Medical Care AG & Co. KGaA.
10.3	Amendment No. 5 dated as of July 6, 2011 to Bank Credit Agreement and Term Loan Credit Agreement.
10.4	Supplemental Indenture dated as of June 20, 2011 to Indenture dated as of July 2, 2007.
10.5	English convenience translation of the Phantom Stock Plan 2011 of Fresenius Medical Care AG & Co. KGaA.
31.1	Certification of Chief Executive Officer and Chairman of the Management Board of the Company’s General Partner Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer and member of the Management Board of the Company’s General Partner Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Chief Executive Officer and Chairman of the Management Board of the Company’s General Partner and Chief Financial Officer and member of the Management Board of the Company’s General Partner Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (this exhibit accompanies this report as required by the Sarbanes-Oxley Act of 2002 and is not to be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended).
101	The following financial statements as of and for the six-month period ended June 30, 2011 from FMC-AG & Co. KGaA’s Report on Form 6-K for the month of August 2011, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Statements of Income, (ii) Consolidated Statements of Comprehensive Income, (iii) Consolidated Balance Sheets, (iv) Consolidated Statements of Cash Flows, (v) Consolidated Statements of Shareholders’ Equity and (vi) Notes to Consolidated Financial Statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

DATE: August 2, 2011

Fresenius Medical Care AG & Co. KGaA
a partnership limited by shares, represented by:

Fresenius Medical Care Management AG, its
general partner

By:
/s/  Dr. Ben J. Lipps
Name:     Dr. Ben J. Lipps

Title:	Chief Executive Officer and
Chairman of the Management Board of the
General Partner

By:
/s/  Michael Brosnan
Name:     Michael Brosnan

Title:	Chief Financial Officer and
member of the Management Board of the
General Partner